Exhibit 99.2

canopy growth corporation

consolidated financial statements

for the years ended march 31, 2019 and 2018

(in Canadian dollars)

canopy growth corporation

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Canopy Growth Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Canopy Growth Corporation and subsidiaries (the Company) as of March 31, 2019, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and financial performance and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We have also audited the adjustments to the 2018 consolidated financial statements to retrospectively apply the change in accounting policy to capitalize production-related depreciation and amortization to biological assets and inventory and expense this depreciation to cost of goods sold as inventory is sold, as described in Note 3(c) therein.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the 2018 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2018 consolidated financial statements taken as a whole.

Other matter

Another auditor audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements of the Company, which comprise the consolidated statement of financial position as at March 31, 2018, the consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information. In their auditors’ report dated June 27, 2018, they expressed an unmodified audit opinion on those consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since October 2018.

/s/ KPMG LLP

Ottawa, Canada

June 21, 2019

INDEPENDENT AUDITOR’s REPORT

To the Shareholders of

Canopy Growth Corporation:

We have audited the consolidated financial statements of Canopy Growth Corporation (such financial statements are not presented herein and are prior to the retrospective adjustments described in Note 3(c) to the accompanying financial statements), which comprise the consolidated statement of financial position as at March 31, 2018, and the consolidated statement of operations, consolidated statement of comprehensive loss, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan to perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the consolidated financial statements (such financial statements are not presented herein and are prior to the retrospective adjustments described in Note 3(c) to the accompanying financial statements) present fairly, in all material respects, the financial position of Canopy Growth Corporation as at March 31, 2018, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

June 27, 2018

Toronto, Canada

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		March 31,	March 31,
(Expressed in CDN $000's)	Notes	2019	2018

Assets
Current assets
Cash and cash equivalents	5	$2,480,830	$322,560
Marketable securities	6	2,034,133	-
Amounts receivable	7	106,974	21,425
Biological assets	8	78,975	16,348
Inventory	9	262,105	101,607
Prepaid expenses and other current assets	10	107,123	19,837
		5,070,140	481,777

Investments in equity method investees	11	112,385	63,106
Other financial assets	12	363,427	163,463
Property, plant and equipment	13	1,096,340	303,682
Intangible assets	14	519,556	101,526
Goodwill	14	1,544,055	314,923
Other long-term assets		25,902	8,340

		$8,731,805	$1,436,817

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$226,533	$89,571
Current portion of long-term debt	16	103,716	1,557
Other current liabilities	17	81,414	900
		411,663	92,028

Long-term debt	16	842,259	6,865
Deferred tax liability	24	96,031	33,536
Other long-term liabilities	17	140,404	61,150

		1,490,357	193,579

Commitments and contingencies	29

Shareholders' equity
Share capital	18	6,026,618	1,076,838
Other reserves		1,673,472	127,418
Accumulated other comprehensive income		28,630	46,166
Deficit		(777,087)	(91,649)

Equity attributable to Canopy Growth Corporation		6,951,633	1,158,773

Non-controlling interests	20	289,815	84,465

Total equity		7,241,448	1,243,238

		$8,731,805	$1,436,817

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2019 AND 2018
		March 31,	March 31,
(Expressed in CDN $000's except share amounts)	Notes	2019	2018
			(Restated - see note 3(c))

Revenue	21	$253,431	$77,948
Excise taxes	21	27,090	-

Net revenue	21	226,341	77,948

Inventory production costs expensed to cost of sales		175,425	40,213

Gross margin before the undernoted		50,916	37,735

Fair value changes in biological assets included in inventory sold and other inventory charges	9	129,536	67,861
Unrealized gain on changes in fair value of biological assets	8	(167,550)	(96,721)

Gross margin		88,930	66,595

Sales and marketing		154,392	38,203
Research and development		15,238	1,453
General and administration		168,434	43,819
Acquisition-related costs		23,394	3,406
Share-based compensation expense	18(b),19(f)	182,837	29,631
Share-based compensation expense related to acquisition milestones	18(c)	100,164	19,475
Depreciation and amortization		21,510	12,889

Operating expenses		665,969	148,876

Loss from operations		(577,039)	(82,281)

Share of loss on equity investments	11	(10,752)	(1,473)
Other (expense) income, net	23	(69,985)	31,213
Total other (expense) income, net		(80,737)	29,740

Loss before income taxes		(657,776)	(52,541)

Income tax expense	24	(12,318)	(1,593)

Net loss		$(670,094)	$(54,134)

Net (loss) income attributable to:
Canopy Growth Corporation		$(685,438)	$(70,353)
Non-controlling interests	20	15,344	16,219
		$(670,094)	$(54,134)

Net loss per share, basic and diluted
Net loss per share:	25	$(2.57)	$(0.40)
Weighted average number of outstanding common shares:	25	266,997,406	177,301,767

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED MARCH 31, 2019 AND 2018
		March 31,	March 31,
(Expressed in CDN $000's)	Notes	2019	2018

Net loss		$(670,094)	$(54,134)

Other comprehensive income (loss) that will not be reclassified to net income (loss)
Fair value changes on equity instruments at FVOCI	12	(8,343)	-
Fair value changes on available for sale financial assets	12	-	38,673
Fair value changes of own credit risk of financial liabilities designated at FVTPL	16	(47,130)	-
Deferred income tax recovery (expense) on the above items	24	1,092	(4,982)

		(54,381)	33,691

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation		40,617	410

		40,617	410

Other comprehensive (loss) income		(13,764)	34,101

Comprehensive loss		$(683,858)	$(20,033)

Comprehensive (loss) income attributable to:
Canopy Growth Corporation		$(702,974)	$(40,285)
Non-controlling interests	20	19,116	20,252

		$(683,858)	$(20,033)

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2019 AND 2018							Accumulated other
				Other reserves			comprehensive income
(Expressed in CDN $000's except share amounts)	Note	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes, net of tax	Deficit	Non-controlling interests	Shareholders' equity

Balance at March 31, 2017		162,187,262	$621,541	$23,415	$-	$-	$198	$15,900	$(21,296)	$(32)	$639,726
Equity financings and private placements	18(a)(i)	27,782,491	390,752	-	70,265	-	-	-	-	-	461,017
Issuance of shares from acquisitions	18(a)(ii)	4,515,879	30,248	689	1,303	-	-	-	-	-	32,240
Exercise of warrants	18(a)(iv)	207,297	1,883	-	(1,113)	-	-	-	-	-	770
Exercise of Omnibus Plan stock options	18(b)	3,912,946	19,197	(8,144)	-	-	-	-	-	-	11,053
Other share issuances	18(a)(iii)	715,106	9,795	(5,575)	-	-	-	-	-	-	4,220
Other share issue costs		-	(206)	-	-	-	-	-	-	-	(206)
Tax benefit associated with share issue costs		-	3,628	-	-	-	-	-	-	-	3,628
Share-based compensation		-	-	47,597	-	-	-	-	-	-	47,597
NCI arising from Canopy Rivers financing - net of share issue costs of $2,448		-	-	-	-	(55)	-	-	-	55,777	55,722
Additional non-controlling interest relating to share-based payment		-	-	-	-	-	-	-	-	3,579	3,579
NCI arising from acquisitions and ownership changes		-	-	-	-	(964)	-	-	-	4,889	3,925
Net income (loss)		-	-	-	-	-	-	-	(70,353)	16,219	(54,134)
Other comprehensive income		-	-	-	-	-	410	29,658	-	4,033	34,101
Balance at March 31, 2018		199,320,981	$1,076,838	$57,982	$70,455	$(1,019)	$608	$45,558	$(91,649)	$84,465	$1,243,238

Constellation investment - net of share issue costs $12,100	18(a)(i)	104,500,000	3,558,640	-	1,501,760	-	-	-	-	-	5,060,400
Issuance of shares from acquisitions	18(a)(ii)	18,293,872	947,470	31,836	-	-	-	-	-	-	979,306
Exercise of warrants	18(a)(iv)	457,002	31,691	-	(12,901)	-	-	-	-	-	18,790
Exercise of Omnibus Plan stock options	18(b)	5,318,923	92,985	(44,826)	-	-	-	-	-	-	48,159
Acquisition of BC Tweed NCI - net of share issue costs $250	27(b)	5,091,523	201,883	265,253	-	(422,786)	-	-	-	-	44,350
Acquisition of BC Tweed NCI release from escrow	27(b)	1,261,915	42,217	(42,217)	-	-	-	-	-	-	-
Acquisition of other NCI		60,844	3,730	-	-	(5,057)	-	-	-	331	(996)
Other share issuances	18(a)(iii)	3,152,477	70,104	(52,237)	-	-	-	-	-	-	17,867
Other share issue costs		-	(1,131)	-	-	-	-	-	-	-	(1,131)
Share-based compensation		-	-	269,139	-	-	-	-	-	-	269,139
Issuance and vesting of restricted share units	18(b)	52,871	2,191	57	-	-	-	-	-	-	2,248
Replacement options and warrants for Hiku and CHI	18(a)(iv)	-	-	21,736	30,611	-	-	-	-	-	52,347
Equity component of Hiku convertible debt		-	-	949	-	-	-	-	-	-	949
NCI arising from Canopy Rivers financing - net of share issue costs $6,350	19(d)	-	-	-	-	5,246	-	-	-	142,309	147,555
Canopy Rivers warrants reclassed from liability to equity		-	-	-	-	-	-	-	-	28,512	28,512
Additional non-controlling interest related to share based payments		-	-	-	-	(5)	-	-	-	13,898	13,893
Ownership change arising from changes in non-controlling interest		-	-	-	-	(504)	-	-	-	1,184	680
Net income (loss)		-	-	-	-	-	-	-	(685,438)	15,344	(670,094)
Other comprehensive income (loss)		-	-	-	-	-	40,617	(58,153)	-	3,772	(13,764)
Balance at March 31, 2019		337,510,408	$6,026,618	$507,672	$1,589,925	$(424,125)	$41,225	$(12,595)	$(777,087)	$289,815	$7,241,448

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2019 AND 2018
		March 31,	March 31,
(Expressed in CDN $000's)	Notes	2019	2018
			(Restated - see note 3(c))
Net inflow (outflow) of cash related to the following activities:

Operating
Net income (loss)		$(670,094)	$(54,134)
Adjustments for:
Depreciation of property, plant and equipment	13	30,062	8,725
Amortization of intangible assets	14	16,856	11,761
Share of loss on equity investments		10,752	1,473
Fair value changes in biological assets included in inventory sold and other charges		129,536	67,861
Unrealized gain on changes in fair value of biological assets		(167,550)	(96,721)
Share-based compensation	18(b-d),19(f)	287,782	51,177
Other assets		(19,359)	(1,853)
Other liabilities		54,345	-
Other income and expense		75,786	(37,494)
Income tax expense		12,318	1,593
Non-cash foreign currency		(18,776)	(201)
Changes in non-cash operating working capital items	26	(262,168)	(33,693)

Net cash used in operating activities		(520,510)	(81,506)

Investing
Purchases and deposits of property, plant and equipment		(644,456)	(176,037)
Purchases of intangible assets		(38,290)	(2,132)
Proceeds on disposals of property and equipment		-	75
Purchases of marketable securities		(2,029,812)	(118)
Proceeds on assets classified as held for sale		-	7,000
Investments in equity method investees	11	(36,896)	(26,179)
Investments in other financial assets		(91,337)	(22,439)
Net cash outflow on acquisition of NCI		(6,712)	-
Net cash outflow on acquisition of subsidiaries	27(a)	(380,482)	(3,753)

Net cash used in investing activities		(3,227,985)	(223,583)

Financing
Payment of share issue costs		(21,646)	(10,008)
Proceeds from issuance of common shares and warrants	18(a)(i)	5,072,500	470,670
Proceeds from issuance of shares by Canopy Rivers		154,976	54,876
Proceeds from exercise of stock options	18(b)	48,159	11,053
Proceeds from exercise of warrants		18,790	770
Issuance of long-term debt	16(i)	600,000	-
Payment of long-term debt issue costs	16(i)	(16,380)	-
Payment of interest on long-term debt		(14,521)	-
Repayment of long-term debt		(4,680)	(1,512)

Net cash provided by financing activities		5,837,198	525,849

Effect of exchange rate changes on cash and cash equivalents		69,567	-

Net cash inflow		2,158,270	220,760
Cash and cash equivalents, beginning of period		322,560	101,800

Cash and cash equivalents, end of period		$2,480,830	$322,560

Refer to Note 26 for supplementary cash flow information

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

1.	Description of business

Canopy Growth Corporation (“Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario with its common shares listed on the TSX, under the trading symbol “WEED” and as of May 24, 2018 on the NYSE, under the trading symbol “CGC”. References in these consolidated financial statements to “Canopy Growth” or “the Company” refer to Canopy Growth Corporation and its direct and indirect subsidiaries.

The principal activities of the Company are the production, distribution and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by The Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is also expanding to jurisdictions outside of Canada where federally lawful and regulated for cannabis and/or hemp including subsidiaries which operate in the United States, Europe, Latin America and the Caribbean, Asia / Pacific, and Africa. Through its partially owned subsidiary Canopy Rivers Inc. (“Canopy Rivers”), the Company also provides growth capital and a strategic support platform that pursues investment opportunities in the global cannabis sector, where federally lawful.

2.	Basis of presentation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the Board of Directors and authorized for issuance by the Board of Directors on June 21, 2019.

All figures are presented in thousands of Canadian dollars unless otherwise noted.

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for biological assets and certain financial assets and liabilities which are measured at fair value.

(i) Consolidation

These consolidated financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which Canopy Growth has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Non-controlling interests in the equity of Canopy Growth’s subsidiaries are shown separately in equity in the consolidated statements of financial position. Information on the Company’s subsidiaries with non-controlling interests is included in Note 20.

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Any excess of the fair value of the net assets acquired over the assumed consideration paid is recognized as a gain in the consolidated statements of operations. The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Refer to Note 27 for additional information on the Company’s acquisitions.

(ii) Investments accounted for using the equity method

Investments accounted for using the equity method include investments in associates, which are entities over which the Company exercises significant influence, and joint arrangements representing joint ventures.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company accounts for its investments in associates and joint ventures using the equity method of accounting. Under the equity method, investments in associates and joint ventures are initially recognized in the consolidated statements of financial position at cost, and subsequently adjusted for the Company’s share of the net income (loss), comprehensive income (loss) and distributions of the investee. The carrying value is assessed for impairment at each statement of financial position date.

Refer to Note 11 for additional information on the Company’s investments accounted for using the equity method.

3.	Adoption of new and revised standards and change in accounting policies

(a) New and revised IFRS standards that are effective for the current year

The Company has adopted the following new or amended IFRS standards for the interim and annual periods beginning on April 1, 2018.

(i) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is to follow a five-step model to determine the amount and timing of revenue to be recognized:

1.Identifying the contract with a customer

2.Identifying the performance obligations within the contract

3.Determining the transaction price

4.Allocating the transaction price to the performance obligations

5.Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the sale of cannabis to medical and recreational customers is recognized when the Company transfers control of the good to the customer. In some cases, judgement is required in determining whether the customer is a business or the end consumer. This evaluation was made on the basis of whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms.

The Company recognizes revenue in an amount that reflects the consideration that the Company expects to receive taking into account any variation that may result from rights of return.

The pattern and timing of revenue recognition under the new standard is consistent with prior year practice. There were no adjustments recognized on the adoption of IFRS 15 in the year ended March 31, 2019.

(ii) IFRS 9, Financial Instruments ("IFRS 9")

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The classification is based on two criteria: the Company’s business objectives for managing the assets; and whether the financial instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the “SPPI test”). Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date. Financial liabilities are classified in a similar manner as under IAS 39.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The assessment of the Company’s business models for managing its financial assets was made as of the date of initial application of April 1, 2018 or on initial recognition. The assessment of whether contractual cash flows on debt investments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Financial assets

Initial recognition

The Company initially recognizes financial assets at fair value on the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Classification and measurement

Under IFRS 9, financial assets are initially measured at fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

(i)Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

(ii)Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short-term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument-by-instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other comprehensive income (“OCI”) directly to Deficit.

The Company has elected to measure its investments in the equity instruments of TerrAscend Corp. (“TerrAscend”), AusCann Group Holdings Ltd. (“AusCann”), James E. Wagner Cultivation Ltd. (“JWC”), HydRx Farms Ltd. (“HydRx”), 48North Cannabis Corp. (“48North”), LiveWell Foods Canada Inc. (“LiveWell”), Solo Growth Corporation (“Solo Growth”), Headset Inc. (“Headset”), Good Leaf, Inc. (“Good Leaf”) and certain other investees, all of which are included in Other financial assets on the consolidated statements of financial position (see Note 12), at FVOCI on transition or initial recognition as these investments are long-term and strategic in nature, and net changes in fair value are more suited to be presented in OCI.

(iii)FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

Other financial assets includes repayable debentures/royalty interests in Agripharm Corporation (“Agripharm”), Radicle Medical Marijuana Inc (“Radicle”) and JWC that were classified as loans and receivables and measured at amortized cost under IAS 39. Under IFRS 9, these investments are classified and measured at FVTPL as they fail the SPPI test. The change in classification of the investments did not impact their carrying amount on the transition date. Other financial assets also include a convertible debenture in Civilized Worldwide Inc. (“Civilized”) which is classified and measured at FVTPL as it fails the SPPI test.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

(i)FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

(ii)Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9, other than the convertible senior notes (see Note 16), are initially measured at fair value and subsequently measured at amortized cost. The convertible senior notes issued by the Company in June 2018 have been designated at FVTPL upon initial recognition as permitted by IFRS 9 as the notes contains multiple embedded derivatives.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	FVTPL	Amortized cost
Marketable securities	Not applicable	FVTPL
Accounts receivable	Loans and receivables	Amortized cost
Interest receivable	Loans and receivables	Amortized cost
Other financial assets	Available for sale, loans and receivables, and FVTPL	FVOCI and FVTPL
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Convertible senior notes	Not applicable	FVTPL
Vert Mirabel Put Liability	FVTPL	FVTPL
Acquisition consideration related liabilities	FVTPL	FVTPL

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in futures years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into considerations historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the expected credit loss model, and no material difference was noted.

The adoption of IFRS 9 did not result in any material transition adjustments recognized as of April 1, 2018.

(b) New and revised IFRS standards in issue but not yet effective

IFRS 16, Leases (“IFRS 16”)

IFRS 16 was issued by the IASB in January 2016 and brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease or an entity's incremental borrowing rate if the implicit rate cannot be readily determined. Lessees are permitted to make an election for leases with a term of 12 months or less,

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

or where the underlying asset is of low value and not recognize lease assets and lease liabilities. The expense associated with these leases can be recognized on a straight-line basis over the lease term or on another systematic basis. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

IFRS 16 is effective for the Company for its year beginning April 1, 2019 with early adoption permitted. The Company is continuing to assess the impact of this new standard on its financial position and financial performance.

Amendments to IFRS 3, Business Combinations (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business.

The amendments are effective for business combinations and asset acquisitions occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

(c) Change in accounting policies

Effective April 1, 2018, the Company has changed its accounting policy with respect to production and fulfillment related depreciation. Prior to this change the Company expensed all depreciation and amortization costs as operating expenses. The Company now capitalizes production related depreciation and amortization to biological assets and inventory and expenses this depreciation to costs of goods sold as inventory is sold. In addition, depreciation and amortization associated with shipping and fulfillment is now recorded to cost of goods sold as incurred. Previously this depreciation and amortization was grouped with other depreciation and amortization on the consolidated statements of operations. The Company believes that the revised policy and presentation provides more relevant financial information to users of the consolidated financial statements.

The Company’s revised accounting policies are as follows:

Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, quality and testing costs, and production related depreciation. The Company then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Cost to sell includes post-harvest production, shipping and fulfillment costs. The net unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the consolidated statements of operations of the related reporting year. Seeds are measured at fair value.

Inventories

Inventories of harvested work-in-process and finished goods are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less cost to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour related costs, consumables, materials, packaging supplies, utilities, facilities costs, quality and testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories for resale and supplies and consumables are valued at the lower of costs and net realizable value, with cost determined using the weighted average cost basis.

The line item “Inventory production costs expensed to cost of sales” in the consolidated statements of operations is comprised of the cost of inventories expensed in the year and the direct and indirect costs of shipping and fulfillment including labour related costs, materials, shipping costs, customs and duties, royalties, utilities, facilities costs, and shipping and fulfillment related depreciation.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The change in accounting policy has been applied retrospectively. The Company has restated the comparative figures in the consolidated statements of operations and the consolidated statements of cash flows. The following tables summarize the effects of the change described above on the line items in the consolidated statements of operations and statements of cash flows for the year ended March 31, 2018, respectively:

	As previously		As
For the year ended March 31, 2018	reported	Adjustment	restated

Revenue	77,948	-	77,948
Inventory production costs expensed to cost of sales	37,790	2,423	40,213

Gross margin before the undernoted	40,158	(2,423)	37,735

Fair value changes in biological assets included in inventory sold and other inventory charges	66,268	1,593	67,861
Unrealized gain on changes in fair value of biological assets	(100,302)	3,581	(96,721)

Gross margin	74,192	(7,597)	66,595

Depreciation and amortization	20,486	(7,597)	12,889

	As previously		As
For the year ended March 31, 2018	reported	Adjustment	restated

Operating cash flows
Fair value changes in biological assets included in inventory sold and other inventory charges	66,268	1,593	67,861
Unrealized gain on changes in fair value of biological assets	(100,302)	3,581	(96,721)
Changes in non-cash operating working capital items	(28,519)	(5,174)	(33,693)

4.	Significant accounting policies

(a) Foreign currency translation

In preparing the financial statements of individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at exchange rates in effect on the date of the transactions. At each reporting date monetary assets and liabilities denominated in foreign currencies are re-translated at the exchange rates applicable at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized through net income (loss).

For the purposes of presenting consolidated financial statements the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising from acquisition, are translated into Canadian dollars at the exchange rates applicable at the date of the consolidated statements of financial position. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in Other comprehensive income and accumulated in equity.

(b) Cash and cash equivalents

Cash consists of bank account balances and cash on hand. Cash equivalents consist of highly liquid marketable securities and term deposits with original maturities of three months or less, and are stated at cost, which approximates fair value.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(c) Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Buildings and greenhouses	20 - 40 years
Production and warehouse equipment	3 - 30 years
Leasehold improvements	3 - 20 years
Computer equipment	3 - 5 years
Office and lab equipment	3 - 10 years

An asset’s residual value, useful life and depreciation method are reviewed annually and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized in net income (loss).

Assets under finance lease are amortized according to their asset category.

Assets in process are transferred to the appropriate asset class when available for use and depreciation of the assets commences at that point.

(d) Intangible assets

Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Health Canada licenses	Useful life of facility or lease term
Licensed brands	5 - 8 years
Distribution channel	5 years
Operating licenses	4 years
Intellectual property	15 years
Software and domain names	3 - 5 years

The estimated useful life and amortization method are reviewed at the end of each reporting year, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets with indefinite useful lives are comprised of certain acquired brand name, product rights, and licenses to grow which are carried at cost less accumulated impairment losses. Indefinite life intangible assets are not amortized, but are tested for impairment annually and when there is an indication of impairment.

(e) Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are tested for impairment when there are indicators of impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. Intangible assets with an indefinite useful life are tested for impairment at least annually in the fourth quarter and whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in net income (loss) equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(f) Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Currently, the Company has two reportable segments, the Cannabis operations segment and Canopy Rivers segment. The Company has determined that the goodwill associated with all acquisitions belongs to the Cannabis operations segment as this is the segment that holds the acquired entities and the lowest level at which management monitors goodwill.

Goodwill is measured at historical cost and is evaluated for impairment annually in the fourth quarter or more often if events or circumstances indicate there may be an impairment. CGUs have been grouped for purposes of impairment testing. Impairment is determined for goodwill by assessing if the carrying value of CGUs which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in income in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

(g) Leased assets

The Company leases some items of property, plant and equipment. A lease of property, plant and equipment is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership to the Company. A lease of property, plant and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

(h) Assets held for sale

Assets and liabilities held for disposal are no longer depreciated and are presented separately in the consolidated statements of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

(i) Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in net income (loss) as incurred.

(j) Income taxes

The Company uses the liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted applied to taxable income in the reporting years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in net income (loss) in the year of change. Deferred income tax assets are recorded when their recoverability is considered probable and are reviewed at the end of each reporting year.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(k) Share-based compensation

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in net income (loss) such that the cumulative expense reflects the revised estimate. For share-based payments granted to non-employees the compensation expense is measured at the fair value of the good and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted. The fair value of share-based compensation to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the reporting year and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based reserve to share capital.

(l) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the net income (loss) attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise warrants, share options issued, and convertible senior notes.

(m) Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (refer to (n) below), that have the most significant effect on the amounts recognized in the consolidated financial statements.

(i) Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in net income (loss).

(ii) Control, joint control or level of influence

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. Information about these judgments is included in Note 11, 12 and 27.

(n) Critical accounting estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

(i) Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory cost to estimated net realizable value. Further information on estimates used in determining the fair value of biological assets is contained in Note 8.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(ii) Estimated useful lives and depreciation and amortization of property, plant and equipment and intangible assets

Depreciation and amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(iii) Share-based compensation

In calculating the share-based compensation expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk-free interest rate are used. To calculate the share-based compensation expense related to key employee performance milestones associated with the terms of an acquisition, the Company must estimate the number of shares that will be earned and when they will be exercised based on estimated discounted probabilities.

(iv) Fair value measurements

Certain of the Company’s assets and liabilities are measured at fair value. In estimating fair value the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third party qualified valuers to perform the valuation.

Information about the valuation techniques and inputs used in determining the fair value of biological assets is disclosed in Note 8, the acquired intangible assets in Note 27(a), the retained interest in Agripharm in Note 27(d), and financial instruments in Note 31.

5.	Cash and Cash Equivalents

Cash and cash equivalents are disaggregated as follows:

	March 31,	March 31,
	2019	2018

Cash	$1,703,550	$322,560
Cash equivalents	777,280	-

Total cash and cash equivalents	$2,480,830	$322,560

6.	MARKETABLE SECURITIES

Marketable securities represent short-term investments not qualifying as cash equivalents. Marketable securities are recorded at fair value through profit and loss, and fair values have been determined based on quoted market prices.

	March 31, 2019	March 31, 2018

U.S. government securities	$1,663,245	$-
Canadian government securities	369,288	-
Term deposits	1,600	-

Total marketable securities	$2,034,133	$-

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

7.	amounts receivable

Amounts receivable is comprised of:

	March 31,	March 31,
	2019	2018

Accounts receivable	$61,830	$5,863
Indirect tax receivable	27,805	15,262
Interest receivable	7,193	300
Other receivables	10,146	-

Total amounts receivable	$106,974	$21,425

8.	Biological assets

The Company’s biological assets consists of seeds and cannabis plants. The continuity of biological assets for the years ended March 31, 2019 and 2018 was as follows:

	March 31,	March 31,
	2019	2018
		(Restated -
		see note 3)

Balance, beginning of year	$16,348	$14,725
Purchases of seeds	-	271
Acquisition / (disposal) of biological assets due to acquisition / disposal of consolidated entity	184	(1,430)
Unrealized gain on changes in fair value of biological assets	167,550	96,721
Increase in biological assets due to capitalized costs	92,733	20,890
Net write-off of biological assets	(21,618)	-
Transferred to inventory upon harvest	(176,222)	(114,829)

Balance, end of year	$78,975	$16,348

Biological assets are valued in accordance with IAS 41, Agriculture, and are presented at their fair values less costs to sell up to the point of harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. Stage of growth is determined by reference to costs incurred to date as a percentage of total expected costs from inception to harvest. As at March 31, 2019, the average stage of growth for the biological assets was 42%, compared to an average stage of growth of 12% as at March 31, 2018.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The significant unobservable inputs and their range of values are noted in the table below. The sensitivity analysis for each significant input is performed by assuming a 5% decrease while assuming all other inputs remain constant:

Unobservable Inputs	Range	Weighted Average	Decrease in Fair Value of Biological Assets at March 31, 2019
Estimated Yield per Plant – varies by strain and is obtained through historical growing results or grower estimate if historical results are not available.	25 grams/plant to 355 grams/plant	86 grams/plant	$(3,892)
Average Selling Price of Dry Cannabis – varies by strain and is obtained through average selling prices or estimated future selling prices if historical results are not available.	$5.00 to $8.96/gram	$7.29/gram	$(7,062)

9.	Inventory

Inventory was comprised of the following items:

	March 31,	March 31,
	2019	2018

Finished goods	$38,048	$26,506
Work-in-process	165,462	71,883
Merchandise and devices	11,459	571
Supplies and consumables	47,136	2,647

Total inventory	$262,105	$101,607

Inventory expensed during the year ended March 31, 2019, was $231,159 (for the year ended March 31, 2018 - $92,683).

The fair value changes in biological assets included in inventory sold and other inventory charges for the year ended March 31, 2019 is $129,536 (for the year ended March 31, 2018 - $67,861). Included in other inventory charges are net realizable value adjustment and net write-offs of biological assets.

10.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consists of the following:

	March 31,	March 31,
	2019	2018

Prepaid expenses	$35,286	$9,557
Deposits	29,138	842
Prepaid inventory	21,267	8,774
Restricted short-term investments	21,432	664

Total prepaid expenses and other current assets	$107,123	$19,837

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

11.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table outlines changes in the investments in associates that are accounted for using the equity method in the year ended March 31, 2019. In accordance with IAS 28, Investments in Associates and Joint Ventures in cases where the Company does not have the same reporting date as its associates, the Company will account for its investment one quarter in arrears. Accordingly, certain of the figures in the following tables, including the Company’s share of the investee’s net income (loss), are based on the investees’ results for the year ended December 31, 2018 with adjustments for any significant transactions.

				Balance at		Share of			Balance at
			Participating	March 31,		net	Exchange	Derecognition	March 31,
Entity	Instrument	Note	share	2018	Additions	loss	difference	of investment	2019

PharmHouse	Shares	11(i)	49.0%	$-	$40,231	$(953)	$-	$-	$39,278
Agripharm	Shares	27(d)	40.0%	38,479	-	(2,352)	-	-	36,127
BCT	Shares	11(ii)	42.2%	-	12,549	(896)	-	-	11,653
TerrAscend	Shares	11(iii)	-	16,912	-	(2,217)	-	(14,695)	-
CanapaR	Shares	11(iv)	49.2%	-	18,150	(88)	-	-	18,062
Other	Various		18.2% to 40.0%	7,715	3,761	(4,246)	35	-	7,265

				$63,106	$74,691	$(10,752)	$35	$(14,695)	$112,385

The following table presents current and non-current assets, current and non-current liabilities as well as revenues and net loss of the Company’s investments in equity method investees as at and for the year ended December 31, 2018:

	Current	Non-current	Current	Non-current
Entity	assets	assets	liabilities	liabilities	Revenue	Net loss

PharmHouse	$8,807	$53,762	$4,514	$40,000	$-	$(1,944)
Agripharm	5,900	91,767	13,167	7,163	2,149	(5,901)
BCT	11,958	502	455	-	-	(2,101)
Other	26,538	12,900	662	6,106	1,125	(5,081)

	$53,203	$158,931	$18,798	$53,269	$3,274	$(15,027)

The following table outlines changes in the investments in associates that are accounted for using the equity method in the year ended March 31, 2018:

				Balance at		Share of		Balance at
			Participating	March 31,		net	Interest	March 31,
Entity	Instrument	Note	share	2017	Additions	loss	income	2018

Agripharm	Shares	27(d)	40.0%	$-	$38,711	$(232)	$-	$38,479
TerrAscend	Shares	11(iii)	24.0%	-	16,978	(66)	-	16,912
Other	Various		23.8 - 43.0%	-	9,000	(1,175)	(110)	7,715

				$-	$64,689	$(1,473)	$(110)	$63,106

The following table presents current and non-current assets, current and non-current liabilities as well as revenues and net loss of the Company’s investments in equity method investees as at and for the year ended December 31, 2017:

	Current	Non-current	Current	Non-current
Entity	assets	assets	liabilities	liabilities	Revenue	Net loss

Agripharm [1]	$4,671	$90,716	$1,391	$10,896	$-	$(557)
TerrAscend	53,693	15,369	1,692	-	-	(6,805)
Other	17,144	4,729	2,548	7,174	-	(6,678)

	$75,508	$110,814	$5,631	$18,070	$-	$(14,040)
[1] The loss for Agripharm is from the period from December 1, 2017 to December 31, 2017 as this represents the period post derecognition.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(i)

On May 7, 2018 the Company and its joint venture partner entered into an agreement to form a new company, 10730076 Canada Inc. (“PharmHouse”), with the intent of it becoming a licensed producer of cannabis in Ontario. In exchange for equity financing of $9,800 and the issuance of Canopy Rivers warrants to the joint venture partner, the Company received a 49% interest in PharmHouse and a global non-competition agreement from the joint venture partner.

The warrants are exercisable for a period of two years following the date that PharmHouse receives a license to sell cannabis at an exercise price which is the lesser of $2.00 per share and the price of a defined liquidity event. The fair value of the warrants at inception was estimated to be $29,232, and they were initially accounted for as a derivative liability as the exercise price was not fixed. On September 17, 2018, Canopy Rivers closed a private placement of subscription receipts in connection with its planned public listing at $3.50 per subscription receipt and, as a result, the exercise price of the warrants was fixed at $2.00 per share and the warrant liability was reclassified to equity. The Company recognized a gain of $720 from the warrant liability re-measurement and reclassified $28,512 to non-controlling interests.

The Company has joint control over PharmHouse, which has been determined to be a joint venture, and therefore will be accounted for using the equity method.

On November 21, 2018, the Company entered into a shareholder loan agreement with PharmHouse pursuant to which the Company advanced $40,000 of secured debt financing with a three-year term and an annual interest rate of 12%, calculated monthly and payable quarterly after the first full quarter after receipt of the sales license at PharmHouse’s initial production and processing facility. The secured debt financing has been recorded in Other financial assets (see Note 12) and classified and measured at amortized cost.

PharmHouse completed an additional financing in January 2019 and the Company invested a further $1,199.

(ii)

As described in Note 27(a)(iii), the Company acquired a controlling interest in Canopy Health Innovations Inc. (“CHI”) on August 3, 2018, resulting in the consolidation of CHI and its equity accounted investment, Beckley Canopy Therapeutics (“BCT”). BCT is a cannabis research and development organization in the United Kingdom which had been formed through a collaboration agreement between CHI and Beckley Research and Innovations Limited which gave the parties joint control over the arrangement and a 50% equity interest. As at the date of the CHI acquisition, in accordance with IFRS 3, the Company calculated the fair value of the equity investment in BCT to be $8,563.

On September 28, 2018, BCT completed a private placement financing where the Company, indirectly through CHI, acquired additional common shares for $3,986. The Company’s participating share was diluted from 50% to 42.2%. The previously mentioned collaboration agreement remains in effect and management has concluded that CHI has maintained joint control over BCT.

(iii)

TerrAscend is a publicly traded licensed producer. On December 8, 2017, the Company subscribed for TerrAscend units which included one common share and one warrant. The Company allocated the purchase price to the shares and warrants based on their relative fair values, in the amount of $13,460 and $7,540 respectively. On November 27, 2017, the Company acquired additional TerrAscend shares and following these transactions, the Company owned 24% of the issued and outstanding shares of TerrAscend and the Company concluded it had significant influence over TerrAscend and accounted for its investment using the equity method.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

On November 30, 2018, TerrAscend completed the restructuring of its share capital by way of a plan of arrangement (“Arrangement”), pursuant to which the Company exercised its warrants for no cash consideration. After giving effect to the exercise of the warrants the Company held common shares of TerrAscend which were exchanged pursuant to the Arrangement for new, conditionally exchangeable shares in the capital of TerrAscend (the “Exchangeable Shares” – see Note 12). The Exchangeable Shares would only become convertible into common shares following changes in U.S. federal laws regarding the cultivation, distribution or possession of cannabis, the compliance of TerrAscend with such laws and the approval of the various securities exchanges upon which the issuer’s securities are listed (the “TerrAscend Triggering Event”). The Exchangeable Shares are not transferrable or monetizable until exchanged into common shares. In the interim, the Company will not be entitled to voting rights, dividends or other rights upon dissolution of TerrAscend. As a result, the Company no longer has significant influence over TerrAscend and ceased using the equity method.

On November 30, 2018 the Company derecognized its investment in the common shares which were being accounted for using the equity method and recognized the Exchangeable Shares. The Company has elected to account for its investment in the Exchangeable Shares at FVOCI at initial recognition.

The common shares of TerrAscend are freely tradeable, while the Exchangeable Shares are not tradeable and hold no economic rights other than the possible opportunity to exchange such shares for common shares in TerrAscend at a future date. Therefore, the fair value of the Exchangeable Shares was estimated by giving consideration to the trading price of TerrAscend common shares (CNSX: TER) on the valuation date and applying a discount for lack of marketability and inability to exercise that was calculated using an Asian Put Option model, across a series of possible exercise dates. Management has made assumptions as to the probability that the TerrAscend Triggering Event would occur at future dates and estimated the fair value of the Exchangeable Shares as the sum of the probability weighted discounted values across the range of these dates.

Upon initial recognition, the fair value of the Company’s investment in the Exchangeable Shares was estimated to be $135,000. At March 31, 2019 the fair value of the Company’s investment in the Exchangeable Shares was estimated to be $160,000. The Company recognized a net gain of $8,678 in Other (expense) income, net on the derecognition of the equity investment. The gain of $25,000 on the Exchangeable Shares since initial recognition was recorded in OCI.

(iv)

On July 24, 2018, the Company acquired a 35% ownership interest in CanapaR Corp. (“CanapaR”) for cash consideration of $750. This ownership interest and other rights give the Company significant influence over the investee and the investment is being accounted for using the equity method. As part of the investment, the Company also received a call option to purchase 100% of CanapaR SrL. The call option is accounted for at FVTPL.

CanapaR is the Canadian parent corporation of CanapaR SrL, a Sicily-based company formed for the purposes of organic hemp cultivation and extraction in Italy. In December 2018 and February 2019, the Company invested a further $17,400 in CanapaR. These follow-on investments increased the Company’s ownership interest to 49.2%.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

12.	OTHER FINANCIAL ASSETS

The following tables outlines changes in Other financial assets. Additional details on how the fair value of significant investments is calculated are included in Note 31.

				Balance at					Balance at
			Accounting	March 31,				Exercise of	March 31,
Entity	Instrument	Note	method	2018	Additions	FVOCI	FVTPL	warrants	2019

TerrAscend	Warrants	11(iii)	FVTPL	$75,154	$-	$-	$36,473	$(111,627)	$-
TerrAscend	Exchangeable shares	11(iii)	FVOCI	-	135,000	25,000	-	-	160,000
PharmHouse	Loan receivable	11(i)	Amortized cost	-	40,000	-	-	-	40,000
SLANG	Warrants	12(iv)	FVTPL	-	-	-	44,000	-	44,000
JWC	Shares	12(ii)	FVOCI	10,591	2,124	(326)	-	-	12,389
HydRx	Shares	12(iii)	FVOCI	12,401	-	-	-	5,210	17,611
HydRx	Warrants	12(iii)	FVTPL	5,210	-	-	-	(5,210)	-
AusCann	Shares	12(i)	FVOCI	39,086	3,975	(30,988)	-	-	12,073
AusCann	Options	12(i)	FVTPL	10,487	915	-	(9,843)	-	1,559
Agripharm	Repayable debenture	27(d)	FVTPL	2,326	9,000	-	(1,072)	-	10,254
CanapaR	Options	11(iv)	FVTPL	-	-	-	7,500	-	7,500
Greenhouse	Convertible debenture		FVTPL	-	5,911	-	33	-	5,944
Radicle	Repayable debenture		FVTPL	3,075	2,000	-	(11)	-	5,064
48North	Shares		FVOCI	-	1,217	3,922	421	-	5,560
LiveWell	Shares		FVOCI	-	250	(710)	4,798	-	4,338
Civilized	Convertible debenture		FVTPL	-	3,741	-	666	-	4,407
Solo Growth	Shares		FVOCI	-	3,265	(5,213)	6,192	-	4,244
Headset	Shares		FVOCI	-	4,085	(76)	-	-	4,009
Good Leaf	Shares		FVOCI	-	4,566	45	-	-	4,611
Other - classified as FVTPL	Various		FVTPL	5,133	6,131	-	2,579	-	13,843
Other - classified as FVOCI	Various		FVOCI	-	6,018	3	-	-	6,021

				$163,463	$228,198	$(8,343)	$91,736	$(111,627)	$363,427

				Balance at					Balance at
			Accounting	March 31,				Interest	March 31,
Entity	Instrument	Note	method	2017	Additions	FVOCI	FVTPL	Revenue	2018

TerrAscend	Warrants	11(iii)	FVTPL	$-	$7,540	$-	$67,614	$-	$75,154
AusCann	Shares	12(i)	FVOCI	18,328	1,214	19,544	-	-	39,086
AusCann	Options	12(i)	FVTPL	5,702	-	-	4,785	-	10,487
JWC	Shares	12(ii)	FVOCI	-	3,863	6,728	-	-	10,591
HydRx	Shares	12(iii)	FVOCI	-	-	12,401	-	-	12,401
HydRx	Warrants	12(iii)	FVTPL	-	-	-	5,210	-	5,210
Agripharm	Repayable debenture	27(d)	FVTPL	-	2,414	-	-	(88)	2,326
Other - classified as FVTPL	Various		FVTPL	-	7,408	-	563	237	8,208

				$24,030	$22,439	$38,673	$78,172	$149	$163,463

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(i)

AusCann operates in Australia's medical cannabis industry and is listed on the Australian Stock Exchange. Prior to July 12, 2018, the Company owned common shares of AusCann and 7,677,639 options which are exercisable at AUD$ 0.20 and expire on January 19, 2020.

On July 12, 2018, the Company invested an additional $4,890 in AusCann through a private placement in exchange for common shares and 2,272,500 options. These options are exercisable at AUD$ 1.465 for a term of 30 months. If the closing price of AusCann is AUD$ 2.25 or greater for 10 consecutive trading days, AusCann has the right to force early exercise of the option. The consideration was allocated $3,975 to the shares and $915 to the warrants based on their fair value on the transaction date.

Following this financing the Company’s ownership interest in AusCann is 11.13%.

(ii)

JWC is licensed to cultivate, process and sell cannabis under the Cannabis Act, and is listed on the TSX Venture Exchange. In the year ended March 31, 2018, the Company acquired common shares and warrants for $3,975, advanced $2,500 under a repayable debenture and also entered into a royalty agreement with JWC.

On April 6, 2018, the Company subscribed for subscription receipts in JWC for $2,300 in connection with a private placement financing, with each receipt entitling the Company to one common share in the capital of JWC and one-half of one common share purchase warrant. Of the subscription price, $2,124 was allocated to the shares and the remainder to the warrants.

The Company’s ownership interest in JWC is 14.2%.

(iii)

HydRx operates as Scientus Pharma Inc., a company involved in medical cannabis research and development. In the year ended March 31, 2018, HydRx completed a financing that provided a measure of the fair value of their privately held common shares and warrants and the respective fair values were adjusted to $12,401 and $5,210.

In the year ended March 31, 2019, the Company completed a cashless exercise of all of the warrants it held in HydRx in exchange for common shares. At March 31, 2019, the Company holds approximately a 9% ownership interest in HydRx.

(iv)

SLANG Worldwide Inc. (“SLANG”) is a cannabis-focused branded consumer products company which is listed on the Canadian Securities Exchange. The Company holds share purchase warrants which allow it to acquire shares of SLANG on the occurrence of the triggering event providing the Company enters into a collaboration agreement with SLANG at the time of exercise. The number and exercise price of the share purchase warrants is dependent on the financings completed by SLANG up until the point of exercise. The triggering event is the date the growth, cultivation, production, sale, use and consumption of cannabis and cannabis-related products are permitted in the U.S. for any and all purposes under all applicable federal laws. The warrants expire the earlier of two years following the triggering event and December 15, 2032.

As at March 31, 2019, the share purchase warrants would provide the Company with the right to acquire:

•31,619,975 shares for an aggregate exercise price of one dollar

•11,602,370 shares at an exercise price of $1.50 per share

•5,801,184 shares at an exercise price of $2.25 per share

As at March 31, 2019, management has estimated the fair value of the warrant at to be $44,000 using a Black-Scholes option pricing model, across a series of possible exercise dates. The fair value of the SLANG warrant was calculated as the sum of the probability weighted option values. At March 31, 2018, the Company had estimated that this warrant had a nominal value.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

13.	Property, plant and equipment

A continuity of property, plant and equipment for the year ended March 31, 2019, is as follows:

COST
				Transfers/
	Balance at		Additions	disposals/	Balance at
	March 31,		from	exchange	March 31,
	2018	Additions	acquisitions	differences	2019

Buildings and greenhouses	$71,862	$86,545	$17,402	$186,149	$361,958
Production and warehouse equipment	28,931	32,615	6,401	107,378	175,325
Leasehold improvements	22,482	2,912	1,114	5,756	32,264
Land	8,216	18,720	4,496	6,249	37,681
Computer equipment	6,241	3,126	219	9,642	19,228
Office and lab equipment	3,101	5,758	8,622	6,014	23,495
Assets in process	176,998	626,342	14,097	(325,715)	491,722

Total	$317,831	$776,018	$52,351	$(4,527)	$1,141,673

ACCUMULATED DEPRECIATION
			Transfers/
	Balance at		disposals/	Balance at
	March 31,		exchange	March 31,
	2018	Depreciation	differences	2019

Buildings and greenhouses	$5,364	$6,582	$1,150	$13,096
Production and warehouse equipment	2,736	14,898	(137)	17,497
Leasehold improvements	3,452	2,245	(200)	5,497
Computer equipment	1,900	3,227	-	5,127
Office and lab equipment	697	3,110	309	4,116

Total	14,149	30,062	1,122	45,333

Net book value	$303,682			$1,096,340

During the year ended March 31, 2019, $575,909 of the assets in process additions related to the Company’s Canadian entities, with the remaining amount relating to the Company’s international entities.

A continuity of property, plant and equipment for the year ended March 31, 2018, is as follows:

COST
				Transfers/
	Balance at		Additions	disposals/	Balance at
	March 31,		from	exchange	March 31,
	2017	Additions	acquisitions	differences	2018

Buildings and greenhouses	$47,231	$3,905	$-	$20,726	$71,862
Production and warehouse equipment	11,132	4,649	468	12,682	28,931
Leasehold improvements	17,155	338	-	4,989	22,482
Land	2,143	5,728	345	-	8,216
Computer equipment	4,181	1,219	-	841	6,241
Office and lab equipment	1,706	974	109	312	3,101
Assets in process	19,302	201,509	5,164	(48,977)	176,998

Total	102,850	218,322	6,086	(9,427)	317,831

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

ACCUMULATED DEPRECIATION
			Transfers/
	Balance at		disposals/	Balance at
	March 31,		exchange	March 31,
	2017	Depreciation	differences	2018

Buildings and greenhouses	$2,559	$3,086	$(281)	$5,364
Production and warehouse equipment	1,038	2,545	(847)	2,736
Leasehold improvements	1,930	1,510	12	3,452
Computer equipment	889	1,043	(32)	1,900
Office and lab equipment	164	541	(8)	697

Total	6,580	8,725	(1,156)	14,149

Net book value	$96,270			$303,682

During the year ended March 31, 2018, the assets in process additions were $201,509 of which $71,155, $64,813, and $43,847 related to the expansion or growing operations at both BC locations, Smiths Falls and Niagara-on-the-Lake, Ontario, respectively. The remaining $21,694 was for ongoing projects at the Company’s other subsidiaries.

14.	INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the year ended March 31, 2019, is as follows:

COST
	Balance at		Additions			Balance at
	March 31,		from	Disposals/	Exchange	March 31,
	2018	Additions	acquisitions	adjustments	differences	2019

Health Canada licenses	$64,600	$-	$-	$-	$-	$64,600
Acquired brands	6,042	2,707	55,463	-	162	64,374
Licensed brands	-	57,802	-	-	-	57,802
Distribution channel	38,900	-	3,143	-	357	42,400
Operating licenses	841	-	158,592	-	(7,031)	152,402
Intellectual property	-	-	153,716	-	81	153,797
Software and domain names	1,509	7,169	707	365	(49)	9,701
Intangibles in process	2,470	1,991	-	(336)	(3)	4,122

Total	$114,362	$69,669	$371,621	$29	$(6,483)	$549,198

ACCUMULATED AMORTIZATION
	Balance at				Balance at
	March 31,		Disposals/	Exchange	March 31,
	2018	Amortization	adjustments	differences	2019

Health Canada licenses	$2,624	$1,902	$-	$-	$4,526
Licensed brands	-	128	-	(4)	124
Distribution channel	9,077	8,032	-	(6)	17,103
Operating licenses	219	283	-	(7)	495
Intangibles in process	-	74	-	-	74
Intellectual property	-	4,436	-	1	4,437
Software and domain names	916	2,001	(4)	(30)	2,883

Total	12,836	16,856	(4)	(46)	29,642

Net book value	$101,526				$519,556

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The Company has entered into licensing agreements which provide the Company with the exclusive rights to sell branded products for the term of the agreement in exchange for upfront payments, in cash or shares, and future royalties from sale of these products. In certain cases, the contracts provide for annual minimum royalty payments. The Company has recorded these licensing rights as intangible assets with the cost equal to upfront payments and the present value of the minimum royalty payments. Amortization will commence separately for each individual licensing agreement on the date that the identified branded product(s) under the licensing agreement are available for sale.

The Company tested for impairment in the fourth quarter of fiscal 2019. Management estimated the recoverable amount of goodwill and indefinite life intangible assets based on their fair values less costs to sell and determined that the amounts were not impaired.

A continuity of the intangible assets for the year ended March 31, 2018, is as follows:

COST
	Balance at		Additions			Balance at
	March 31,		from	Disposals/	Exchange	March 31,
	2017	Additions	acquisitions	adjustments	differences	2018

Health Canada licenses	$92,200	$-	$-	$(27,600)	$-	$64,600
Acquired brands	3,410	-	2,632	-	-	6,042
Product rights	28,000	-	-	(28,000)	-	-
Distribution channel	38,900	-	-	-	-	38,900
Operating licenses	795	-	-	-	46	841
Software and domain names	1,251	117	-	143	(2)	1,509
Intangibles in process	92	1,972	600	(194)	-	2,470

Total	164,648	2,089	3,232	(55,651)	44	114,362

ACCUMULATED AMORTIZATION
	Balance at				Balance at
	March 31,		Disposals/	Exchange	March 31,
	2017	Amortization	adjustments	differences	2018

Health Canada licenses	$985	$2,957	$(1,318)	$-	$2,624
Distribution channel	1,000	8,077	-	-	9,077
Import license	57	155	-	7	219
Software and domain names	343	572	-	1	916

Total	2,385	11,761	(1,318)	8	12,836

Net book value	$162,263				$101,526

The disposal of intangible assets that occurred in the year ended March 31, 2018, related to the disposal of Agripharm which resulted in a net derecognition of the related Health Canada License of $26,282. Refer to Note 27(d).

The product rights were acquired as part of the acquisition of Bedrocan Canada Inc. that was completed in August 2015. On July 14, 2017, Bedrocan Canada Inc., a wholly owned subsidiary of the Company, commenced arbitration proceedings against Bedrocan International BV (“Bedrocan International”) seeking performance of Bedrocan International’s contractual obligations under the licensing and distribution agreement between the parties. Later in the year ended March 31, 2018, the Company initiated settlement negotiations with Bedrocan International which would include the orderly termination of the licensing and distribution agreement. As a result of these developments management estimated that the recoverable amount for these product rights would be minimal and an impairment loss of $28,000 was recognized in the consolidated statements of operations within Other (expense) income, net for the year ended March 31, 2018.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The net change in goodwill is as follows:

As at March 31, 2017	$241,371
Additions from acquisitions of subsidiaries	75,158
Disposal of consolidated entity	(2,259)
Exchange differences	653

As at March 31, 2018	$314,923
Additions from acquisitions of subsidiaries	1,232,468
Exchange differences	(3,336)

As at March 31, 2019	$1,544,055

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2019	2018

Trade payables	$188,920	$46,175
Accrued liabilities	37,613	43,396

Total accounts payable and accrued liabilities	$226,533	$89,571

The accounts payable and accrued liabilities balance at March 31, 2019 is comprised of amounts for property, plant and equipment of $96,875 (2018 – $62,034), professional fees of $24,892 (2018 – $7,391), compensation related liabilities of $20,577 (2018 – $5,747), and other miscellaneous liabilities of $84,189 (2018 – $14,399).

16.	Long-term debT

		March 31,	March 31,
	Maturity Date	2019	2018

Convertible senior notes at 4.25% interest with semi-annual interest payments	July 15, 2023

Principal amount		$600,000	$-
Accrued interest		5,454	-
Non-credit risk fair value adjustment (FVTPL)		183,120	-
Credit risk fair value adjustment (FVOCI)		47,130	-

		835,704	-

Term loan facility advanced in the form of prime rate operating loan, bearing interest rate of prime plus 1.0%	October 31, 2021	$95,000	$-

Other mortgages, loans, and financings		15,271	8,422

		945,975	8,422
Less: current portion		(103,716)	(1,557)

Long-term portion		$842,259	$6,865

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(i) Convertible senior notes

On June 20, 2018, the Company issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes bear interest at a rate of 4.25% per annum, payable semi-annually on January 15th and July 15th of each year commencing from January 15, 2019. The notes will mature on July 15, 2023. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the revolving credit facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries.

Holders of the notes may convert the notes at their option at any time from January 15, 2023 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 20.7577 common shares for every $1 principal amount of notes (equal to an initial conversion price of approximately $48.18 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from September 30, 2018 to January 15, 2023, if (i) the market price of the Company common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of the Company’s common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events (“Fundamental Change”). A Fundamental Change occurred upon completion of the investment by Constellation Brands, Inc. (“CBI”) in November 2018, and no note holders surrendered any portion of their notes as at the repurchase date of December 5, 2018.

The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances. Under the terms of the indenture if a Fundamental Change occurs and a holder elects to convert its notes from and including on the date of the fundamental change up to, and including, the business day immediately prior to the fundamental change repurchase date, the Company may be required to increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional common shares (“Make Whole Fundamental Change”).

The Company cannot redeem the notes prior to July 20, 2021, except in the event of certain changes in Canadian tax law. On or after July 20, 2021, the Company could redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the conversion price on each applicable trading day. The Company may also redeem the notes, if certain tax laws related to Canadian withholding tax change subject to certain further conditions. The redemption of notes in either case shall be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

For accounting purposes, the Company has designated the notes at FVTPL. The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has classified the entire notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the consolidated statements of financial position with all subsequent changes in fair value excluding the impact of the change in fair value related to Company’s own credit risk being recorded immediately in the consolidated statements of operations and changes in fair value related to the Company’s own credit risk through other comprehensive income. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the consolidated statements of operations in the amount of $16,380.

The overall change in fair value of the notes during the year ended March 31, 2019 was an increase of $235,704, which included accrued contractual interest of $5,454. Refer to Note 31 for additional details on how the fair value of the notes is calculated.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(ii) Alberta Treasury Board (“ATB”) financing

As discussed in Note 27(b), on March 31, 2019 the Company acquired the limited partnership units of the limited partnerships that held the Delta and Aldergrove, British Columbia facilities and assumed the ATB financing liability. The facility bears interest at prime plus 1.0% and matures on October 31, 2021. Quarterly principal payments are $2,500. The ATB term loan is secured by a financial charge over real property held by the Company in Delta and Aldergrove. The amount of the loan outstanding at March 31, 2019 was $95,000.

(iii) Other mortgages, loans, and financings

The mortgages are secured by a first charge on the properties in Niagara-on-the-Lake and Bowmanville, Ontario, corporate guarantee from the Company, or a general corporate security agreement.

(iv) Principal repayments

Principal repayments required on the long-term debt in the next five years are as follows:

2020	$98,575
2021	3,545
2022	3,541
2023	1,123
2024	601,123
Thereafter	2,122

Total principal repayments on long-term debt	$710,029

17.	OTHER LIABILITIES

					March 31,
		March 31, 2019			2018
	Notes	Current	Long-term	Total	Total

Acquisition consideration related liabilities		$22,176	$87,747	$109,923	$-
Minimum royalty obligations		3,445	24,392	27,837	-
Due to former shareholders of S&B	27(a)(vii)	21,447	-	21,447	-
Provision for onerous leases		12,700	-	12,700	-
Settlement liability	17(a)	11,980	16,631	28,611	-
Put liabilities	17(b)	-	6,400	6,400	61,150
Other		9,666	5,234	14,900	900

Total		$81,414	$140,404	$221,818	$62,050

(a) Settlement liability

During the year ended March 31, 2019, the Company reached a settlement with certain co-investors in Bedrocan Brasil S.A. and Entourage Phytolab S.A. to facilitate organizational changes to support the Company’s growth in Latin America. Under the terms of the agreement the Company agreed to make cash payments totaling $25,185 and a final payment equal to 1.2% of the fair value of the Company’s Latin American business as of June 30, 2023. The fair value of the settlement was estimated to be $28,611 and was recorded as an expense. The final payment would represent a derivative liability that will initially be measured at fair value and subsequently remeasured to its fair value at the end of each reporting period, with changes in the fair value recorded through net income (loss).

(b) Put liabilities

At March 31, 2019 the put liabilities balance was comprised of the Vert Mirabel Put Liability (Note 27(c)(iv)) with a fair value of $6,400. At March 31, 2018, the put liabilities balance was comprised of the BC Tweed Put Liability (Note 27(b)) with a fair value of $56,300 and the Vert Mirabel Put Liability with a fair value of $4,850.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

18.	Share capital – Canopy Growth

(a) Authorized

An unlimited number of common shares.

(i)	Equity raises

On November 1, 2018, the Company issued 104,500,000 common shares from treasury and two tranches of warrants to CBI in exchange for proceeds of $5,072,500. The first tranche warrants (“New Warrants”) will allow CBI to acquire 88.5 million additional shares of Canopy for a fixed price of $50.40 per share. The second tranche warrants (“Final Warrants”) allows the purchase of 51.3 million additional shares at a price equal to the 5-day volume weighted average price immediately prior to exercise. These warrants can only be exercised after the New Warrants have been exercised. The New Warrants vested immediately upon closing of the share purchase agreement and the Final Warrants become exercisable once the New Warrants have been exercised. Both the New and Final Warrants expire on November 1, 2021.

The proceeds of the common share issuance were allocated to the common shares and New Warrants based on their relative fair values in the amount of $3,567,149 and $1,505,351, respectively. The fair value of the common shares was determined using the closing price on October 31, 2018, and the fair value of the warrants was determined using a Black-Scholes model. Share issuance costs of $8,509 were allocated to the common shares and $3,591 to the warrants. Since the Final Warrants will be issued for a price that is equal to the 5-day volume weighted average price immediately prior to exercise, they fail the ‘fixed for fixed’ criterion and will be classified as a derivative liability. Management has estimated that the value of this liability is nominal and no value was allocated to the Final Warrants.

During the year ended March 31, 2018, the Company completed the following equity raises net of share issue costs of $9,400.

	Number of shares	Share capital

Bought deal equity financing - July 21, 2017	3,105,590	$24,922
Equity investment from Greenstar - November 2, 2017	18,876,901	173,765
Private placement equity financing - February 7, 2018	5,800,000	192,065

Total	27,782,491	$390,752

On November 2, 2017, Greenstar Canada Investment Limited Partnership, which is an affiliate of CBI (“Greenstar”) acquired 18,876,901 common shares from treasury and 18,876,901 warrants (“Greenstar Warrants”) in exchange for $244,990. The common shares have a hold period of four months and one day from the closing date. The warrants, each exercisable at $12.9783 per warrant for a common share, expire May 2, 2020 and are exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018, and the second exercisable tranche date being February 1, 2019, provided at the time of exercising the warrants, the Company still owns the 18,876,901 common shares. The proceeds of the common share issuance were allocated to the common shares and warrants based on their relative fair values in the amount of $174,472 and $70,518, respectively. The fair value of the common shares was determined using the closing price on the day the share subscription closed, and the fair value of the warrants was determined using a Black-Scholes model. Share issuance costs of $707 were allocated to the common shares and $253 to the warrants.

CBI also holds convertible senior notes of the Company with an aggregate principal amount of $200,000. Following the exercise of the Greenstar Warrants, the New Warrants and the Final Warrants and conversion of these notes, CBI would hold approximately 56% of the outstanding shares of the Company, as adjusted for any potentially dilutive shares.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(ii)	Acquisitions

During the year ended March 31, 2019, the Company issued the following shares, net of share issuance costs, as a result of business combinations that occurred in the current or prior years.

	Notes	Number of shares	Share capital	Share based reserve

Hiku	27(a)(iv)	7,943,123	$543,616	$-
Ebbu	27(a)(v)	5,275,005	233,802	29,880
CHI	27(a)(iii)	3,076,941	97,832	-
Spectrum Colombia	27(a)(ii)	1,193,237	46,018	-
DCL	27(a)(i)	666,362	24,644	1,956
Annabis	27(a)(ix)	50,735	1,558	-
Vert Medical (release from escrow)		88,469	-	-

Total		18,293,872	$947,470	$31,836

During the year ended March 31, 2018, the Company issued the following shares, net of share issuance costs, as a result of business combinations that occurred in the current or prior years.

	Notes	Number of shares	Share capital	Share based reserve

rTrees	27(c)(i)	3,494,505	$28,026	$1,079
Spot	27(c)(v)	111,669	984	-
Green Hemp	27(c)(v)	24,577	848	-
MedCann Access (release from escrow)		240,678	390	(390)
Hemp.CA (release from escrow)		129,016	-	-
Spektrum Cannabis (release from escrow)		367,981	-	-
Vert Medical (release from escrow)		147,453	-	-

Total		4,515,879	$30,248	$689

(iii)	Other

During the year ended March 31, 2019, the Company issued shares as a result of the following transactions:

	Notes	Number of shares	Share capital	Share based reserve

Completion of acquisition milestones	18(c)	2,455,446	$45,277	$(45,310)
Newfoundland lease purchase option		332,009	8,714	-
Royalty agreements		208,786	9,168	(2,864)
Asset acquisitions		61,492	2,251	-
Shares issued but held in escrow		46,781	2,076	(2,076)
Release from escrow to LBC Holdings, Inc.		25,097	1,038	(1,038)
Conversion of Hiku debenture	27(a)(iv)	22,866	1,580	(949)

Total		3,152,477	$70,104	$(52,237)

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

During the year ended March 31, 2018, the Company issued shares as a result of the following transactions:

	Notes	Number of shares	Share capital	Share based reserve

Release from escrow to LBC Holdings, Inc.	18(c)	87,836	$1,297	$(1,297)
Completion of acquisition milestones		398,651	4,278	(4,278)
Niagara asset acquisition		111,366	995	-
Asset acquisitions		117,253	3,225	-

Total		715,106	$9,795	$(5,575)

(iv)	Warrants

	Note	Number of whole warrants	Average exercise price	Warrant value

Balance outstanding at March 31, 2017		-	$-	$-
Greenstar equity investment - net of warrant issue cost of $253		18,876,901	12.98	70,265
rTrees acquisition		242,408	3.83	1,303
Exercise of warrants		(207,297)	3.72	(1,113)

Balance outstanding at March 31, 2018		18,912,012	$12.96	$70,455
Issuance of warrants[1]		88,472,861	50.40	1,501,760
Replacement warrants granted through Hiku acquisition	27(a)(iv)	920,452	41.28	30,611
Exercise of warrants		(457,002)	41.12	(12,901)
Expiry of warrants		(1)	3.80	-

Balance outstanding at March 31, 2019[1]		107,848,322	$43.80	$1,589,925
[1] This balance excludes the Final Warrants, which represent a derivative liability and have nominal value, see note 19(a)(i).

(b) Omnibus plan

On September 15, 2017, shareholders approved an Omnibus Incentive Plan (“Omnibus Plan”) pursuant to which the Company is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company are eligible to receive awards of common share purchase options (“Options”) restricted share units (“RSUs”), deferred share units (“DSUs”), stock appreciation rights (“Stock Appreciation Rights”), restricted stock (“Restricted Stock”), performance awards (“Performance Awards”) or other stock based awards (collectively, the “Awards”), under the Omnibus Plan. In addition, shareholders also approved the 2017 Employee Stock Purchase Plan of the Company (the “Purchase Plan”).

Under the Purchase Plan, the aggregate number of common shares that may be issued is 400,000, and the maximum number of common shares which may be issued in any one fiscal year shall not exceed 200,000.

Under the Omnibus Plan, the maximum number of shares issuable from treasury pursuant to Awards shall not exceed 15% of the total outstanding shares from time to time less the number of shares issuable pursuant to all other security-based compensation arrangements of the Company. The maximum number of common shares reserved for Awards is 50,626,561 at March 31, 2019 (19,955,721 at March 31, 2018). As of March 31, 2019, the only Awards issued have been options and RSUs under the Omnibus Plan.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The Omnibus Plan is administered by the Board of Directors of the Company who establishes exercise prices, at not less than the market price at the date of grant, and expiry dates. Options under the Omnibus Plan generally remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, and has expiry dates set at six years from issuance. The Board of Directors has the discretion to amend general vesting provisions and the term of any award, subject to limits contained in the Omnibus Plan.

The following is a summary of the changes in the Company’s Omnibus Plan employee options during the years ended March 31, 2018 and 2019:

	Notes	Options issued	Weighted average exercise price

Balance outstanding at March 31, 2017		10,044,112	$3.97
Options granted		12,832,237	16.50
Replacement options issued as a result of the rTrees acquisition		224,433	3.18
Options exercised		(3,912,946)	2.82
Options forfeited/cancelled		(1,942,001)	9.32

Balance outstanding at March 31, 2018		17,245,835	$12.95
Options granted		22,145,198	51.49
Replacement options issued as a result of the CHI acquisitions	27(a)(iii)	568,005	14.98
Replacement options issued as a result of the Hiku acquisition	27(a)(iv)	291,629	10.64
Options exercised		(5,318,923)	11.48
Options forfeited/cancelled		(2,099,849)	55.37

Balance outstanding at March 31, 2019		32,831,895	$34.10

The following is a summary of the outstanding stock options as at March 31, 2019:

	Options Outstanding		Options Exercisable

Range of Exercise Prices	Outstanding at March 31, 2019	Weighted Average Remaining Contractual Life (years)	Exercisable at March 31, 2019	Weighted Average Remaining Contractual Life (years)

$0.22 - $10.07	6,642,495	3.72	2,032,363	2.98
$10.08 - $35.00	5,572,023	4.63	1,574,181	4.36
$35.01 - $38.42	7,552,988	5.74	-	-
$38.43 - $43.12	6,894,360	5.39	191,713	4.34
$43.13 - $67.64	6,170,029	5.68	2,261	3.90

	32,831,895	5.06	3,800,518	3.62

At March 31, 2019, the weighted average exercise price of options outstanding and options exercisable was $34.10 and $13.99, respectively (at March 31, 2018 - $12.95 and $4.55, respectively).

The Company recorded $141,451 in share-based compensation expense related to options issued to  employees for the year ended March 31, 2019 (for the year ended March 31, 2018 - $21,278) and $12,862 in share-based compensation expense related to options issued to contractors (for the year ended 2018 - $4,774). The compensation expense for the year ended March 31, 2019 includes an amount related to 595,000 options being provided in exchange for services which are subject to performance conditions (for the year ended 2018 - 420,000).

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

During the second quarter of the fiscal year ended March 31, 2019, the Company issued replacement options to employees in relation to the acquisitions of CHI and Hiku Brands Company Ltd. (“Hiku”) (Note 27(a)(iii) and (iv), respectively). For the year ended March 31, 2019, the Company recorded share-based compensation expense of $10,917, related to these replacement options, of which $7,503 relates to an immediate share-based compensation expense recorded at the CHI acquisition date to reflect the accelerated vesting of certain CHI replacement options.

In determining the amount of share-based compensation related to options issued during the year, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the years ended March 31, 2019 and 2018 on their measurement date by applying the following assumptions:

	March 31, 2019	March 31, 2018

Risk-free interest rate	2.00%	1.54%
Expected life of options (years)	2 - 5	3 - 5
Expected annualized volatility	75%	64%
Expected forfeiture rate	12%	11%
Expected dividend yield	nil	nil
Black-Scholes value of each option	$24.98	$8.88

Volatility was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

During the year ended March 31, 2019, 5,318,923 Omnibus Plan options were exercised ranging in price from $0.56 to $40.68 for gross proceeds of $48,159 (for the year ended March 31, 2018 - 3,912,946 Omnibus Plan options were exercised ranging in price from $0.43 to $11.71 for gross proceeds of $11,053).

During the year ended March 31, 2019, the Company issued 201,821 RSUs to consultants and directors of the Company of which 52,871 vested immediately, 29,306 vest over 5 years, 100,000 vest over 2 years and 19,644 vest over 1 year. For the year ended March 31, 2019, the Company recorded $3,709 in share-based compensation expense related to these RSUs (for the year ended March 31, 2018 - nil).

(c) Share-based compensation expense related to acquisition and asset purchase milestones

Share-based compensation expense related to acquisition milestones is comprised of:

	Compensation expense
	March 31, 2019	March 31, 2018

Spectrum Denmark	$9,895	$7,206
Spectrum Colombia	28,893	-
Canindica	42,499	-
Other	18,877	12,269

	$100,164	$19,475

During the year ended March 31, 2019, 2,455,446 shares (during the year ended March 31, 2018 – 398,651) were released on completion of acquisition milestones. At March 31, 2019, there were up to 5,371,154 shares to be issued on the completion of acquisition and asset purchase milestones. In certain cases, the number of shares to be issued is based on the volume weighted average share price at the time the milestones are met. The number of shares has been estimated assuming the milestones were met at March 31, 2019. The number of shares excludes shares to be issued on July 4, 2023 to the previous shareholders of Spectrum Cannabis Colombia S.A.S. (“Spectrum Colombia”) and Canindica Capital Ltd. (“Canindica”) based on the fair market value of the Company’s Latin American business on that date. See Note 27(a)(ii) for further information.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(d) Other share based payments

During the year ended March 31, 2019, the Company recorded share-based payments of $4,781 (during the year ended March 31, 2018 - $2,071) related to shares issued for payment of royalties and sales and marketing services.

19.	Share capital – Canopy Rivers

(a) Authorized

Canopy Rivers is authorized to issue an unlimited number of common shares. There are two classes of common shares: Multiple Voting Shares and Subordinated Voting Shares. Each Multiple Voting Share is entitled to receive 20 votes, while each Subordinated Voting Share is entitled to receive one vote at all meetings of the shareholders. There is no priority or distinction between the two classes of shares in respect of their entitlement to the payment of dividends or participation on liquidation, dissolution or winding-up of the Company.

Prior to the completion of the Qualifying Transaction described in (d) below, Canopy Rivers had two classes of common shares: “Class A Shares” and “Class B Shares”. Pursuant to the terms of the Qualifying Transaction, Class A shareholders received one Multiple Voting Share for each Class A Share held, and Class B shareholders received one Subordinated Voting Share for each Class B Share held upon completion of the Qualifying Transaction. Accordingly, the terms “Class A Shares” and “Multiple Voting Shares” may be used interchangeably, and the terms “Class B Shares” and “Subordinated Voting Shares” may be used interchangeably.

(b) Issued and outstanding

As at March 31, 2019, Canopy Rivers had 36,468,318 Multiple Voting Shares (March 31, 2018 – 36,468,318) and 150,592,136 Subordinated Voting Shares (March 31, 2018 – 94,134,333) issued and outstanding. As at March 31, 2019, the Company held 36,468,318 Multiple Voting Shares (March 31, 2018 – 36,468,318) and 15,223,938 Subordinated Voting shares (March 31, 2018 – 4,673,938) which represented a 27.6% ownership interest in Canopy Rivers and 84.6% of the voting rights (March 31, 2018 – 31.5% and 89.1% respectively). The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in these financial statements.

(c) Initial financing

On May 12, 2017, the Company advanced $20,000 in the form of a convertible debenture to Canopy Rivers. Other investors advanced $953 of seed capital to purchase 19,066,668 Class B Shares. Of this amount, $503 representing 10,066,668 Class B Shares was paid for through share purchase loans, whereby funds were advanced to Canopy Rivers by the Company on behalf of certain employees of the Company and another individual. The shares acquired by each Canopy Growth employee and the other individual through these share purchase loans have been placed in trust and vest in three equal tranches over three years if: (i) each employee, individually, remains an employee of the Company (or, in the case of the individual, the individual remains a consultant of the Company); and (ii) the individual loans are repaid. In certain cases, there are also additional performance targets. If the loan is not repaid, the shares will be cancelled by Canopy Rivers and the proceeds received by Canopy Rivers from the sale of the shares would be returned to the Company. Accordingly, the 10,066,668 Class B Shares acquired by way of the share purchase loans were initially accounted for as seed capital options and are not considered issued for accounting purposes until the loans are repaid on an individual employee/consultant basis. During the twelve months ended March 31, 2019, share purchase loans in the amount of $311 relating to Canopy Rivers shares held in trust by the Company on behalf of certain Canopy Growth employees were repaid, resulting in the release from escrow of 6,227,776 Class B Shares. Please refer to Note 19(e) for additional details on the seed capital options.

(d) Financings during the year ended March 31, 2019

On April 6, 2018, Canopy Rivers completed a non-brokered private placement of 454,545 Class B Shares for aggregate gross proceeds of $500 and share issuance costs of $nil.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

On July 6, 2018, Canopy Rivers completed a private placement offering, pursuant to which Canopy Rivers issued an aggregate of 29,774,857 subscription receipts at a price of $3.50 per subscription receipt for gross proceeds of $104,212, including $15,050 invested by the Company. Canopy Rivers issued 28,792,000 subscription receipts pursuant to a brokered offering and 982,857 subscription receipts on a non-brokered basis. Funds from the private placement were placed in escrow pending the completion of the RTO with AIM2 Ventures Inc. (“AIM2”). Share issue costs of $3,371 were incurred as part of this private placement offering, which have been deducted from the carrying value of the non-controlling interest.

On September 17, 2018 Canopy Rivers completed the RTO, the funds were released from escrow and    Canopy Rivers began trading under the symbol RIV.V on the TSX Venture Exchange.

Since AIM2 does not have the inputs and processes capable of producing outputs that are necessary to meet the definition of a business as defined by IFRS 3 the RTO has been accounted for under IFRS 2, Share-based Payments. Accordingly, the RTO has been accounted for at the fair value of the equity instruments granted by the shareholders of Canopy Rivers to the shareholders and option holders of AIM2. Consideration paid by the acquirer is measured at the fair value of the equity issued to the shareholders of AIM2, $1,353 (361,377 shares at $3.50 per share, 36,137 options with a fair value of $89 calculated using a Black-Scholes option pricing model and 18,821 broker warrants measured using the Black-Scholes option pricing model), with the excess amount above the fair value of the net assets acquired, treated as a listing expense in profit and loss.

The assets acquired and liabilities assumed at their fair value on the acquisition date are as follows.

Amount

Consideration	$1,353

Cash acquired	583

Listing expense	770

On February 27, 2019, Canopy Rivers completed a brokered equity financing pursuant to which a syndicate of underwriters purchased 13,225,000 Subordinated Voting Shares of Canopy Rivers on a bought deal basis at a price of $4.80 per Subordinated Voting Share (the “Issue Price”) for gross proceeds of approximately $63,479 (the “Bought Deal”). Concurrent with the Bought Deal, the Company purchased 6,250,000 Subordinated Voting Shares on a private placement basis, at a price per Subordinated Voting Share equal to the Issue Price for additional gross proceeds of approximately $30,000. Share issuance costs of $2,979 were paid in connection with the offering.

Associated with the July 2018 and February 2019 financings, an amount of $5,246 has been recorded as an increase in equity attributable to the parent which represents the change in the carrying amount of the non-controlling interest as a result of the difference between the consideration paid and the net assets acquired and the dilution of Canopy Growth’s ownership interest.

(e) Seed Capital Options

The seed capital options were measured at fair value on May 12, 2017, using a Black-Scholes option pricing model and will be expensed over their vesting period. Where there are performance conditions in addition to service requirements Canopy Growth has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The following table summarizes the change in seed capital options up to March 31, 2019:

	Seed capital options issued	Seed capital loan balance

Balance outstanding at March 31, 2017	-	$-

Options granted	10,066,668	503

Balance outstanding at March 31, 2018	10,066,668	$503

Options exercised	(6,227,776)	(311)

Balance outstanding at March 31, 2019	3,838,892	$192

(f) Stock option plan

Canopy Rivers has a stock option plan (the “Plan”) under which non-transferable options to purchase Subordinated Voting Shares of the Company may be granted to directors, officers, employees, or independent contractors of the Company. Pursuant to the Plan, the maximum number of Subordinated Voting Shares issuable from treasury pursuant to outstanding options shall not exceed 10% of the issued and outstanding Subordinated Voting Shares. The Plan is administered by the Board who establishes exercise prices, at not less than the market price at the date of the grant, and expiry dates. Options under the Plan generally remain exercisable in increments, with one-third being exercisable on each of the first, second, and third anniversaries from the date of grant, and have expiry dates five years from the date of grant. The Board has the discretion to amend general vesting provisions and the term of any option grant, subject to limits contained in the Plan. The seed capital options are not within the scope of the Plan.

The following is a summary of the changes in Canopy Rivers’ stock options, excluding the seed capital options presented separately, during the years ended March 31, 2018 and 2019:

	Options issued	Weighted average exercise price

Balance outstanding at March 31, 2017	-	$-

Options granted	5,915,000	0.68

Balance outstanding at March 31, 2018	5,915,000	$0.68

Options granted	6,762,137	3.32
Options exercised	(154,882)	0.78

Balance outstanding at March 31, 2019	12,522,255	$1.98

In determining the amount of share-based compensation related to options issued during the year, Canopy Rivers used the Black-Scholes option pricing model to establish the fair value of options granted during the year ended March 31, 2019 and 2018 on their measurement date by applying the following assumptions:

	March 31, 2019	March 31, 2018

Risk-free interest rate	1.70%	1.00%
Expected life of options (years)	0.4 - 4	1 - 3
Expected annualized volatility	70%	70%
Expected forfeiture rate	nil	nil
Expected dividend yield	nil	nil
Black-Scholes value of each option	$1.80	$0.55 - 1.05

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Volatility was estimated using companies that Canopy Rivers considers comparable that have trading and volatility history prior to Canopy Rivers becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

For the year ended March 31, 2019, the Company recorded $13,898 (for the year ended March 31, 2018 - $3,579) in share-based compensation expense related to these options and the seed capital options with a corresponding increase to non-controlling interests.

20.	Non-controlling Interests

The following table presents the summarized financial information about the Company’s subsidiaries that have non-controlling interests. This information represents amounts before intercompany eliminations.

As at March 31, 2019	Canopy Rivers	Tweed JA	Vert Mirabel

Ownership interest	27.6%	49.0%	47.8%

Cash and cash equivalents	$104,145	$6	$58
Other current assets	15,490	-	30,314
Investments in equity method investees	64,606	-	-
Other financial assets	181,572	-	-
Goodwill	-	2,037	5,625
Other long-term assets	17,696	4,524	31,729
Deferred tax liability	(6,641)	-	(2,325)
Other liabilities	(3,458)	(2,198)	(54,856)
Non-controlling interests	(281,962)	(1,142)	(6,711)

Equity attributable to Canopy Growth	$91,448	$3,227	$3,834

As at March 31, 2018	Canopy Rivers	Tweed JA	Vert Mirabel

Ownership interest	31.5%	49.0%	48.9%

Cash and cash equivalents	$46,299	$12	$508
Other current assets	521	1,769	744
Investments in equity method investees	13,225	-	-
Other financial assets	57,491	-	-
Goodwill	-	1,939	5,625
Other long-term assets	8,065	1,677	6,818
Deferred tax liability	(4,502)	-	-
Other liabilities	(4,705)	(451)	(9,483)
Non-controlling interests	(80,844)	(1,686)	(2,155)

Equity attributable to Canopy Growth	$35,550	$3,260	$2,057

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The net change in the non-controlling interests is as follows:

	Note	Canopy Rivers	Tweed JA	Vert Mirabel	Other non- material interests	Total

As at March 31, 2017		$-	$-	$-	$(32)	$(32)
Net income (loss)		17,490	(366)	(721)	(184)	16,219
Other comprehensive income (loss)		3,998	39	-	(4)	4,033
Share-based compensation		3,579	-	-	-	3,579
Acquisitions and ownership changes		55,777	2,013	2,876	-	60,666

As at March 31, 2018		$80,844	$1,686	$2,155	$(220)	$84,465
Net income (loss)		11,413	(508)	4,550	(111)	15,344
Other comprehensive income (loss)		3,808	(36)	-	-	3,772
Share-based compensation		13,898	-	-	-	13,898
Ownership changes		143,487	-	6	331	143,824
Warrants	11(i)	28,512	-	-	-	28,512

As at March 31, 2019		$281,962	$1,142	$6,711	$-	$289,815

21.	REVENUE

Revenues are disaggregated as follows:

	March 31,	March 31,
	2019	2018

Recreational revenue
Business to business	$117,388	$-
Business to consumer	23,144	-
Medical revenue
Canadian	68,759	70,617
International	10,091	3,732
Other revenue	34,049	3,599

Gross revenue	253,431	77,948
Excise taxes	27,090	-

Net revenue	$226,341	$77,948

22.	Expenses by nature

Operating expenses are presented on the face of the consolidated statements of operations using a classification based on the functions “Inventory production costs expensed to cost of sales,” “Sales and marketing,” “Research and development,” and “General and administration.” The Company also presents other material operating expenses separately as they were deemed to be items of dissimilar function.

Operating expenses for the year ended March 31, 2019 include employee compensation and benefits of $158,161 (for the year ended March 31, 2018 – $49,971), share-based compensation of $287,782 (for the year ended March 31, 2018 – $51,177), and depreciation and amortization of $46,918 (for the year ended March 31, 2018 – $20,486).

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

23.	OTHER (EXPENSE) INCOME, NET

		March 31,	March 31,
	Notes	2019	2018

Fair value changes on financial assets classified as FVTPL	12	$91,736	$78,172
Gain on acquisition of consolidated entity	27(a)(iii)	62,682	-
Gain on disposal of consolidated entity	27(d)	-	8,820
Interest income		49,312	1,350
Gain on exchange of TerrAscend shares	11(iii)	8,678	-
Interest expense		(2,035)	(784)
Foreign currency loss		(5,572)	(2,440)
Convertible debt issuance costs	16(i)	(16,380)	-
Fair value changes on Put Liabilities	17	(17,850)	(21,000)
Settlement loss	17	(28,611)	-
Fair value changes on financial liabilities designated as FVTPL	16	(203,095)	-
Impairment of product rights	14	-	(28,000)
Other (expense) income, net		(8,850)	(4,905)

Total other (expense) income, net		$(69,985)	$31,213

24.	INCOME TAXES

Details of income tax from continuing operations are as follows:

	March 31,	March 31,
	2019	2018

Current income tax expense	$(2,439)	$-
Deferred income tax expense	(9,879)	(1,593)

Total	$(12,318)	$(1,593)

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial tax rates to loss before income taxes, shown as follows:

	March 31,	March 31,
	2019	2018

Loss before income taxes	$(657,776)	$(52,541)
Expected tax rate	26.5%	26.5%

Expected tax benefit resulting from loss	$174,311	$13,923
Non-deductible expenses	(99,192)	(19,310)
Increase in unrecognized temporary differences	(81,616)	(5,506)
Rate differential	(4,060)	-
Non-taxable portion of capital gains and losses	-	9,421
Other	(1,761)	(121)

Income tax expense	$(12,318)	$(1,593)

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Deferred income taxes reflect the impact of loss carry forwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

The effect of temporary differences and loss carryforwards that give rise to significant portions of the deferred tax liability, which has been recognized during the year ended March 31, 2019 are as follows:

		Recognized			Business
		in Net			combinations
	March 31,	income	Recognized	Recognized	and assets	March 31,
	2018	(loss)	in equity	in OCI	held for sale	2019

Deferred tax asset
Loss carryforwards	$35,157	$(8,092)	$-	$-	$15,802	$42,867
Other	5,340	9,024	2,210	-	(12,918)	3,656

	40,497	932	2,210	-	2,884	46,523

Deferred tax liability
Property, plant and equipment	1,071	(11,384)	-	-	(563)	(10,876)
Intangibles	(25,428)	4,359	-	-	(57,094)	(78,163)
Biological assets	(29,780)	(10,070)	-	-	-	(39,850)
Investments	(21,866)	11,252	-	1,092	(1,145)	(10,667)
Other long-term liabilities	2,783	(2,783)	-	-	-	-
Other	(813)	(2,185)	-	-	-	(2,998)

	(74,033)	(10,811)	-	1,092	(58,802)	(142,554)

Net deferred taxes	$(33,536)	$(9,879)	$2,210	$1,092	$(55,918)	$(96,031)

The effect of temporary differences and loss carryforwards that give rise to significant portions of the deferred tax liability, which has been recognized during the year ended March 31, 2018 are as follows:

		Recognized				Business
		in Net			Disposal of	combinations
	March 31,	income	Recognized	Recognized	consolidated	and assets	March 31,
	2017	(loss)	in equity	in OCI	entity	held for sale	2018

Deferred tax asset
Loss carryforwards	$30,494	$5,677	$-	$-	$(1,014)	$-	$35,157
Other	829	-	4,511	-	-	-	5,340

	31,323	5,677	4,511	-	(1,014)	-	40,497

Deferred tax liability
Property, plant and equipment	(1,126)	3,577	-	-	(263)	(1,117)	1,071
Intangibles	(42,703)	10,310	-	-	6,965	-	(25,428)
Biological assets	(20,615)	(9,460)	-	-	295	-	(29,780)
Investments	(3,184)	(13,558)	-	(5,124)	-	-	(21,866)
Other long-term liabilities	-	2,783	-	-	-	-	2,783
Other	381	(922)	-	-	(284)	12	(813)

	(67,247)	(7,270)	-	(5,124)	6,713	(1,105)	(74,033)

Net deferred taxes	$(35,924)	$(1,593)	$4,511	$(5,124)	$5,699	$(1,105)	$(33,536)

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The unrecognized temporary differences of the Company are comprised of:

	March 31,	March 31,
	2019	2018

Losses carried forward	$376,390	$30,041
Share issue costs	24,750	-
Other	51,945	-

Total	$453,085	$30,041

The Company has the following non-capital losses available to reduce future years' taxable income which expires as follows:

2029	$27,490
2030	40
2031	52
2032	42
2033	574
2034	4,269
2035	17,686
2036	45,484
2037	33,318
2038	108,910
2039	290,595
Indefinite	46,674

Total	$575,134

As at March 31, 2019, the Company had temporary differences of $202.4 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future. The Company also had at March 31, 2019, deductible temporary differences of $400.2 million arising from investments in subsidiaries for which no deferred tax assets have been recognized as it is not probable that the temporary differences will reverse in the foreseeable future.

25.	Earnings per share

Net loss per common share represents the net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

Diluted net income (loss) per common share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. As at March 31, 2019 and 2018, all instruments were anti-dilutive.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

26.	Supplementary cash flow information

The changes in non-cash working capital items are as follows:

	March 31,	March 31,
	2019	2018
		(Restated - see note 3)
Amounts receivable	$(67,688)	$(15,738)
Prepaid expenses and other current assets	(87,476)	(15,770)
Biological assets and inventory	(176,870)	(29,667)
Accounts payable and accrued liabilities	69,540	27,130
Other long-term assets	1,396	-
Other liabilities	(1,070)	352
Total	$(262,168)	$(33,693)

Non-cash transactions

Excluded from the year ended March 31, 2019 consolidated statements of cash flows was a total of $96,875 in accounts payable and accrued liabilities as follows: $96,875 of property, plant and equipment purchases and $nil of share issue costs. Included for the year ended March 31, 2019 consolidated statements of cash flows is a total of $49,679 in accounts payable and accrued liabilities as follows: $49,627 of property, plant and equipment purchases and $52 of share issue costs.

Excluded from the year ended March 31, 2018 consolidated statements of cash flows was a total of $49,679 in accounts payable and accrued liabilities as follows: $49,627 of property, plant and equipment purchases and $52 of share issue costs. Included for the year ended March 31, 2018 consolidated statements of cash flows is a total of $3,860 in accounts payable and accrued liabilities as follows: $3,770 of property, plant and equipment purchases and $90 of share issue costs.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

27.	acquisItions and disposalS

(a) Acquisitions completed in the year ended March 31, 2019

The following table summarizes the consolidated statements of financial position impact on the acquisition date of the Company’s business combinations that occurred in the year ended March 31, 2019

		Spectrum
	DCL	Colombia	CHI	Hiku	ebbu	POS	S&B	Cafina	Other
	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	Total

Cash and cash equivalents	$496	$3	$8,369	$4,089	$-	$2,908	1,056	$6	$(37)	$16,890
Other current assets	-	13	177	6,327	138	12,992	8,363	81	83	28,174
Property, plant and equipment	-	1,351	121	15,846	1,821	9,541	23,609	62	-	52,351
Investments	-	-	8,563	1,204	-	-	-	-	-	9,767
Intangible assets
Brands	-	-	-	17,000	-	-	38,463	-	-	55,463
Distribution channel	-	-	-	-	-	-	3,143	-	-	3,143
Operating licenses	27,379	50,063	-	37,300	-	-	-	43,850	-	158,592
Intellectual property	-	-	20,000	-	51,600	23,300	58,816	-	-	153,716
Software and domain names	-	-	-	103	-	328	276	-	-	707
Goodwill	2,716	14,002	137,445	539,331	327,013	93,248	117,175	-	1,538	1,232,468
Accounts payable and accrued liabilities	(573)	(53)	(954)	(3,691)	-	(4,172)	(4,490)	(59)	(16)	(14,008)
Debt and other liabilities	-	(5,258)	-	(1,954)	(665)	(3,145)	(28,247)	-	-	(39,269)
Deferred tax liability	(2,716)	(14,002)	(4,806)	(14,598)	(13,731)	(6,042)	(23)	-	-	(55,918)

Net assets	27,302	46,119	168,915	600,957	366,176	128,958	218,141	43,940	1,568	1,602,076
Non-controlling interests	-	-	-	-	-	-	-	-	-	-

Net assets acquired	$27,302	$46,119	$168,915	$600,957	$366,176	$128,958	$218,141	$43,940	$1,568	$1,602,076

Consideration paid in cash	$500	$-	$-	$11,994	$16,060	$128,958	$203,786	$36,074	$-	$397,372
Consideration paid in shares	24,702	46,119	98,034	543,866	234,052	-	-	-	1,568	948,341
Gain on fair value of previously held equity interest	-	-	62,682	-	-	-	-	-	-	62,682
Replacement options	-	-	8,199	13,537	-	-	-	-	-	21,736
Replacement warrants	-	-	-	30,611	-	-	-	-	-	30,611
Other consideration	-	-	-	949	-	-	-	-	-	949
Contingent consideration	2,100	-	-	-	116,064	-	14,355	7,866	-	140,385

Total consideration	$27,302	$46,119	$168,915	$600,957	$366,176	$128,958	$218,141	$43,940	$1,568	$1,602,076

Consideration paid in cash	$500	$-	$-	$11,994	$16,060	$128,958	$203,786	$36,074	$-	$397,372
Less: Cash and cash equivalents acquired	(496)	(3)	(8,369)	(4,089)	-	(2,908)	(1,056)	(6)	37	(16,890)

Net cash outflow	$4	$(3)	$(8,369)	$7,905	$16,060	$126,050	$202,730	$36,068	$37	$380,482

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The table above summarizes the fair value of the consideration given and the fair values assigned to the assets acquired and liabilities assumed for each acquisition. Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

(i) DCL

On May 30, 2018, the Company purchased 100% of the issued and outstanding shares of DaddyCann Lesotho PTY Limited (“DCL”). DCL was subsequently renamed Spectrum Cannabis (Lesotho) PTY Limited. Based in the Kingdom of Lesotho, DCL holds a license to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin.

On closing, 666,362 common shares were issued to former shareholders of DCL at a price of $37.07 for consideration of $24,702. An additional 79,892 common shares will be issued on the achievement of a licensing milestone. These shares have been accounted for as equity classified contingent consideration. Management assessed the probability and timing of achievement and then discounted to present value using a put option pricing model in order to derive a fair value of the contingent consideration of $2,100. There was also the effective settlement of a note receivable of $500, which was advanced in cash by the Company prior to closing, for total consideration of $27,302.

An additional 253,586 common shares will be issued to the former shareholders of DCL contingent on the achievement of certain operational milestones. These are being accounted for as share-based compensation expense. The fair value on the grant date of May 30, 2018 of $9,400 will be amortized over the expected vesting period.

The Company has finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The measurement period adjustments include the recognition of an operating license intangible asset with a fair value of $27,379 and a deferred tax liability of $2,716. The fair value of the operating license was estimated using a market-based valuation technique, where the implied value of the license is estimated to equal the excess purchase price paid. The operating license will not be amortized as the Company has concluded that it has an indefinite useful life.

(ii) Spectrum Colombia

On July 5, 2018, the Company acquired Spectrum Colombia, which previously operated as Colombia Cannabis S.A.S. The consideration for the transaction was 1,193,237 common shares with a fair value of $46,119 based on the Company’s share price on the closing date.

On July 5, 2018, in conjunction with the acquisition of Spectrum Colombia the Company acquired all the outstanding shares of Canindica in exchange for 595,184 common shares. Canindica was controlled by the Regional Managing Director of the Company’s Latin American business. Canindica does not meet the definition of a business and the fair value of the consideration paid of $23,004 has been recorded as compensation expense.

Upon the achievement of future cultivation and sales milestones, the Company will issue up to 2,098,304 additional common shares of the Company to the former shareholders of Spectrum Colombia and shares to a value of $42,623 to the former shareholders of Canindica. If Canindica fails to meet certain of these milestones, Canindica will pay USD $10,000 to the Company. This obligation is secured through future milestone payments to Canindica. Additionally, if all of these milestones are met prior to July 4, 2023, the Company will issue, to the previous shareholders of Spectrum Colombia and Canindica, the number of Company shares equal to four percent and six percent, respectively, of the fair market value of the Company’s Latin American business. The milestone shares are being provided in exchange for services and are being accounted for as share-based compensation expense. Management has estimated the grant date fair value of all these milestone shares to be $106,377 which will be expensed rateably over the estimated vesting periods. In the event of a change of control of the Company, the counterparties may elect to terminate the milestone agreements and receive cash consideration. Change of control is defined to be the acquisition or accumulation of 30% or more of the Company’s shares by any individual or entity.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The Company has finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The measurement period adjustments include a decrease to the fair value of land acquired of $3,794, the recognition of an operating license intangible asset with a fair value of $50,063 and a deferred tax liability of $14,002. The fair value of the operating license was estimated using a market-based valuation technique, where the implied value of the license is estimated to equal the excess purchase price paid. The operating license will not be amortized as the Company has concluded that it has an indefinite useful life.

(iii) CHI

CHI is a cannabis research innovator. On August 3, 2018, the Company acquired all of its unowned interest in CHI to increase its total ownership to 100% of CHI’s issued and outstanding shares. Immediately preceding the acquisition, CHI amalgamated with its wholly-owned subsidiary, Canopy Animal Health (“CAH”), creating one amalgamated corporation which continued as CHI. In addition, the vesting of certain CHI and CAH options was accelerated and certain options were exercised. Following this transaction, the Company will control CHI and CHI will be accounted for as a wholly-owned subsidiary. CHI shares and options were exchanged at a ratio of 0.379014 CHI shares to 1 Canopy Growth share or replacement option, resulting in 2,591,369 common shares, 568,005 replacement options and 485,572 common shares of which 217,859 are subject to certain trading restrictions (“Compensation Shares”) being issued. This consideration included 278,230 shares and 154,208 replacement options that were issued to key management personnel of the Company that were shareholders and option holders in CHI.

The fair value of the shares issued totaled $98,034 which is comprised of $87,717 calculated as the 2,591,369 common shares issued at the Company’s share price on the date of the transaction and $10,317 which reflects the fair value of the Compensation Shares issued, calculated using a Black-Scholes model.

The fair value of the replacement options was determined using a Black-Scholes model and the total fair value has been allocated to the consideration paid for CHI only to the extent that it related to pre-combination services. As a result, $8,199 of the total fair value has been included as consideration paid to acquire CHI as it related to pre-combination vesting service and $11,714 of the fair value will be recognized as share-based compensation expense rateably over the post-combination vesting period (see Note 18 for details on the share-based compensation expense).

Prior to this acquisition, the Company’s 43% participating share was accounted for using the equity method. The acquisition of the 57% interest is accounted for as a business combination achieved in stages under IFRS 3. The Company remeasured its 43% interest to fair value and recognized a gain of $62,682 which reflects the difference between the carrying value of $nil and the implied fair value $62,682. The fair value was estimated to be the transaction price less an estimated control premium of 5%.

The Company has finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The measurement period adjustments made were to recognize the acquired intellectual property (“IP”) intangible asset with a fair value of $20,000 and a deferred tax liability of $4,806. The fair value of the IP was estimated using a cost-based approach, where a rate of return has been applied to the amount that CHI had invested in research and development up to the date of acquisition. The IP will be amortized over the estimated useful life of 15 years.

(iv) Hiku

On September 5, 2018, the Company purchased 100% of the issued and outstanding shares of Hiku. Hiku is federally licensed to cultivate and sell cannabis through its wholly-owned subsidiary DOJA Cannabis Ltd. Hiku also operates a network of retail stores selling coffee, clothing and curated accessories, across British Columbia, Alberta and Ontario. Hiku shares, options and warrants were exchanged at a ratio of 0.046 Hiku shares to 1 Canopy Growth share, replacement option, or warrant.

On the acquisition date Hiku had convertible debentures outstanding with a principal amount of $618 which were convertible into 498,387 Hiku common shares. As a result of the acquisition the conversion feature was adjusted in accordance with the above exchange ratio. The fair value of these debentures on September 5, 2018 was estimated to be $1,570 which was allocated $949 to the conversion feature and $621 to the debt component. On November 5, 2018 in accordance with the terms of the debenture the Company completed the forced conversion of the debenture in exchange for 22,866 shares.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Prior to closing the Company advanced cash of $10,000 to Hiku pursuant to a promissory note. The funds were used to pay the termination fee owed by Hiku in connection with a previously announced transaction.

On closing the Company issued 7,943,123 common shares with a fair value of $543,866, based on the Company’s share price on the date of the transaction, cash consideration of $11,994, 920,452 replacement warrants and 291,629 replacement options. The fair value of the replacement warrants was estimated to be $30,611 using a Black-Scholes model. The replacement options’ fair value totaled $17,693, calculated using a Black-Scholes model, of which $13,537 has been included as consideration paid as it related to pre-combination services and the residual $4,156 fair value will be recognized as stock compensation expense rateably over the post-combination vesting period. Other consideration also includes $949 related to the convertible debenture and the effective settlement of the promissory note of $10,000.

The Company has finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The measurement period adjustments made were to recognize the acquired brand and operating license intangible assets with a fair value of $17,000 and $37,300, respectively, and a deferred tax liability of $14,598. The fair value of the brand was estimated using a cost-based approach, where a rate of return has been applied to the amount that Hiku had invested in developing their Tokyo Smoke brand up to the date of acquisition. The fair value of the operating license was estimated using a market approach where recent transactions to purchase the same type of license were analyzed and applied to the licenses held by Hiku at the date of acquisition. Both the brand and operating licenses will not be amortized as the Company has concluded that both intangible assets have an indefinite useful life.

(v) ebbu

On November 23, 2018 the Company acquired substantially all the assets and intellectual property of ebbu Inc. (“ebbu”), a Colorado-based hemp research operation in exchange for $25,000 cash and 6,221,210 common shares of which $7,462 cash and 899,424 shares were held back for a period of 12 to 18 months in respect of certain representations and warranties of the seller. Up to a further $100,000 will be paid subject to the achievement of certain scientific related milestones within a period of two years of closing. The Company will have the option of satisfying these milestone payments in cash, shares or a combination of cash and shares, subject to the restriction that each payment must be comprised of at least 10% cash but the cash portion cannot exceed 19.9% of the payment. If such payments are satisfied in shares, the number of shares will be calculated based on the volume weighted average price of the shares on the TSX for the 20 trading days immediately prior to the date of achievement of the milestone.

The assets transferred constitute a business and the transaction will be accounted for as a business combination. The consideration for this transaction is estimated to be $366,176. This includes cash and shares transferred on closing with a value of $16,060 and $234,052 respectively and contingent consideration of $116,064. The contingent consideration includes $29,880 which is classified as equity and $86,184 which is classified as a liability. Management has estimated the fair value of the contingent consideration by assessing the probability of releasing the holdback amounts and probability and timing of achieving the milestones. The fair value of the equity classified contingent consideration is determined using a put option pricing model. The fair value of the liability classified contingent consideration is determined by discounting the expected cash outflows to present value. The fair value of acquisition consideration related liabilities at March 31, 2019 is $87,584.

Management has determined that a portion of the consideration transferred is being provided in exchange for services and will be accounted for as compensation expense. The grant date fair value of this compensation has been estimated to be $8,416 which will be expensed rateably over the estimated vesting periods.

The Company has finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The measurement period adjustments made were to recognize the acquired IP intangible asset with a fair value of $51,600 and a deferred tax liability of $13,731. The fair value of the IP was estimated using a market-based approach, where a valuation multiple was derived from a review of comparable companies’ investment in IP. This multiple was then applied to ebbu’s investment in research and development up to the date of the acquisition. The IP will be amortized over the estimated useful life of 15 years.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(vi) POS

On November 23, 2018 the Company acquired effective control for accounting purposes over the operations of POS Holdings Inc. (“POS”), as a result of a debenture financing transaction which was entered into concurrent with the grant of an option to acquire POS. POS is a bio-processing facility located in Saskatchewan, Canada.

On July 1, 2018, the Company had entered into an agreement whereby the Company was granted an option to acquire all of the assets of POS in exchange for $6,000. The amount advanced for this option was to be applied against the purchase price of the assets of POS when the option was exercised and had been recorded as a deposit. In addition, the Company had entered into an agreement for processing services to be conducted by POS on behalf of the Company and had made advances of $13,864 under this agreement. Since processing under this agreement has not yet commenced, all the amounts advanced prior to November 23, 2018 had been recorded as a prepaid expense. The deposit and prepaid amounts form part of the consideration transferred. On November 23, 2018, the Company advanced a further $109,094 pursuant to a convertible debenture for total cash consideration of $128,958.

The Company has finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method. The measurement period adjustments made were to recognize the acquired IP intangible asset with a fair value of $23,300 and a deferred tax liability of $6,042. The fair value of the IP was estimated using an income approach which involved estimating future net cash flows and applying an appropriate discount rate to those future cash flows. The IP will be amortized over the estimated useful life of 15 years.

(vii) S&B

On December 6, 2018 the Company acquired Storz & Bickel GmbH & Co., KG (“S&B”), related entities, and IP for $203,786 cash. Based in Tuttlingen, Germany S&B are designers and manufacturers of medically approved vaporizers.

Up to a further €10,000 will be paid to the former shareholders subject to the achievement of certain market launch milestones. This represents liability classified contingent consideration. Management has estimated the fair value of this consideration to be $14,355 by assessing the probability and timing of achievement of the milestones and discounting the expected cash outflows to present value. Other liabilities assumed include an amount of $21,447 owing to the former shareholders of S&B.

Due to the timing of this acquisition, the purchase price allocation for the S&B acquisition is provisional. The fair value assigned to the consideration paid, intangible assets and net assets acquired is based on management’s best estimate using the information currently available and the IP intangible asset and deferred tax liability may be revised by the Company as additional information is received.

(viii) Cafina

On March 25, 2019, the Company acquired Cáñamo y Fibras Naturales, S.L. (“Cafina”), a Spanish-based licensed cannabis producer for consideration of $43,940 of which $36,074 cash was advanced on closing and a further €6,000 was held back and will be released to the former shareholders on the second and fourth anniversary of the acquisition, subject to certain representations and warranties. The acquisition date fair value of the contingent consideration was estimated to be $7,866.

Due to the timing of this acquisition, the purchase price allocation for the Cafina acquisition is provisional. The fair value assigned to the consideration paid, intangible assets and net assets acquired is based on management’s best estimate using the information currently available and may be revised by the Company as additional information is received.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(ix) Other acquisitions

On April 16, 2018 the Company acquired 100% of Annabis Medical s.r.o. (“Annabis”) a company that imports and distributes cannabis products pursuant to federal Czech licenses. Under the terms of the agreement the Company issued 50,735 common shares on closing for total consideration of $1,568. An additional 34,758 common shares will be issued contingent on future services and the achievement of certain milestones. These shares are being accounted for as share based compensation and being amortized over the expected vesting period.

(b) Acquisition of non-controlling shareholder’s interest in BC Tweed

On October 10, 2017, the Company entered into a definitive joint venture agreement with a large-scale greenhouse operator (the “Partner”) to form a new company, BC Tweed Joint Venture Inc. (“BC Tweed”) (“Original Transaction”). BC Tweed was 66.67% owned by the Company and 33.33% owned by the Partner. As part of the Original Transaction, BC Tweed agreed to lease from the Partner a 1.3 million square feet greenhouse facility located on a 55-acre parcel of land in British Columbia (“Aldergrove Lease”). In December 2017, BC Tweed agreed to lease and develop a second greenhouse of 1.7 million square feet (“Delta Lease”) from the Partner. The greenhouse operation transferred by the Partner met the definition of a business and was accounted for as a business combination and the Company recorded goodwill of $36,400.

The Partner had the option to sell its interest in BC Tweed, in whole or in part, to the Company. This put option was exercisable only on specific dates following the license date – the 4th anniversary of the sales license date, then at the 6th, 8th, 10th and 12th anniversaries. The put option was accounted for as a liability of the Company (“BC Tweed Put Liability”) and was recorded on the statements of financial position in Other long-term liabilities and subsequently measured at fair value with changes in fair value recorded in Net income (loss) in the period in which they arose. On October 10, 2017 the fair value of the BC Tweed Put Liability was estimated to be $36,400 using a discounted cash flow approach by estimating the expected future cash flows and applying a discount rate to arrive at the present value of the put option’s strike price. On March 31, 2018 the BC Tweed Put Liability was estimated to be $56,300 and the increase of $19,900 was recorded in the consolidated statement of operations (Note 23). For further information on valuation techniques and significant unobservable inputs used to estimate the fair value refer to Note 31.

As part of the Original Transaction, BC Tweed entered into call/put option agreements with the Partner to acquire all of the limited partnership units of the limited partnerships which hold the greenhouses and related property. BC Tweed has the right to exercise the call options for a term of seven years from the respective license dates of the facilities. The purchase price for acquiring the limited partnership units of the entity which owns the Aldergrove Lease property is $28,000 less any and all liabilities of the limited partnership (this price will increase by 3% per year from the license date with further increases of 8% per year starting after the fifth anniversary from the license date until the end of the call/put option period, as applicable). The purchase price for acquiring the limited partnership units of the entity which owns the Delta Lease property is $45,000 less any and all liabilities of the limited partnership (this price will increase by 3% per year from the license date with further increases of 8% per year starting after the fifth anniversary from the license date until the end of the call/put option period, as applicable). Since these options represent options to acquire the limited partnership units, the options were accounted for as derivative financial instruments which were recognized initially and subsequently at fair value through profit or loss. Management had estimated that the fair value of these options is $nil as the exercise price of the options approximates the fair value of the limited partnership units.

The Company had initially concluded that the Company and the Partner had joint control over BC Tweed but during the second quarter of fiscal 2019, the Company revised its previous conclusion that BC Tweed was subject to joint control. The Company has concluded that based on the shareholders’ agreement and the contractual terms of the offtake agreement that the significant relevant activities are unilaterally controlled by the Company. Since the Company had previously recognized the assets, liabilities, revenues and expenses of BC Tweed based on its proportionate share of BC Tweed’s output, being 100%, the conclusion that BC Tweed should have been a consolidated subsidiary had no significant impact on the Company’s previously issued consolidated financial statements.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

On July 5, 2018, the Company acquired the non-controlling shareholder’s (the “Partner’s”) 33% interest in BC Tweed (the “Subsequent Transaction”) for total consideration of $495,386. Consideration included $1,000 in cash and 13,293,969 shares of the Company of which 5,091,523 shares were released on closing and the remaining 8,202,446 shares were placed in escrow. The shares placed in escrow will be released over a period of up to three years, with the exact timing of release dependent on the occurrence of specified events. As of March 31, 2019, 1,261,915 of the escrowed shares have been released.

The 5,091,523 shares issued on close were recorded at an issue price of $39.70 per share for consideration of $202,133. The fair value of the shares held in escrow was estimated to be $265,253 using a put option pricing model discounted to reflect management’s best estimate of the expected dates of release. On closing of the Subsequent Transaction, the call option held by BC Tweed on the limited partnership units of the limited partnerships which hold the greenhouses and related property was amended to effectively increase the call option price by $27,000. Management has determined that this increase in the call option price represents additional consideration for the Partner’s interest. On closing of the Subsequent Transaction the excess of the consideration paid for the Partner’s 33% interest over the fair value of the BC Tweed Put Liability on the transaction date of $72,600 was recognized as a $422,786 charge to Equity.

Under the Original Transaction, upon various milestones being achieved, the Company had agreed to issue 310,316 common shares over two tranches and a further $2,750 of common shares of the Company in two additional tranches to the Partner. These payments were accounted for as share-based compensation expense and the grant date fair value of $6,731 was being amortized over the estimated vesting period. On closing of the Subsequent Transaction, the Company amended the terms of this share-based compensation arrangement to accelerate the vesting of 155,158 shares, and to cancel the remaining tranches of the compensation arrangement. As a result, the unamortized balance of the grant date fair value of the share-based compensation of $954 was expensed in the year ended March 31, 2019.

On October 24, 2018 the Company amended the terms of the lease agreements for Aldergrove Lease and Delta Lease and the amended leases were classified as finance leases. The Company recognized the assets under finance lease and finance lease liability of $73,000. On March 31, 2019 the Company exercised the call options and acquired the limited partnership units of the limited partnerships that held greenhouse facilities under lease which resulted in the Company derecognizing the asset under finance lease, the finance lease liability and the contingent consideration and recognizing the greenhouse facilities and the ATB financing with a principal amount of $95,000.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(c) Acquisitions completed in the year ended March 31, 2018

The following table summarizes the consolidated statements of financial position impact on the acquisition date of the Company’s business combinations that occurred in the year ended March 31, 2018:

	Tweed			Vert
	Grasslands	Tweed JA	Odense	Mirabel	Other
	(i)	(ii)	(iii)	(iv)	(viii)

Cash and cash equivalents	$59	$125	$-	$-	$7
Amounts receivable	16	-	-	-	14
Subscription receivable	-	3,669	-	-	-
Inventory and Biological Assets	-	-	173	-	-
Prepaids and other assets	6	-	-	-	107
Property, plant and equipment	1,446	182	3,990	-	468
Goodwill	29,736	1,835	-	5,625	1,562
Accounts payable and accrued liabilities	(336)	(29)	-	-	(143)
Debt and other liabilities	-	-	(297)	-	-

Net assets	30,927	5,782	3,866	5,625	2,015
Non-controlling interests	-	(2,013)	-	(2,839)	-

Net assets acquired	$30,927	$3,769	$3,866	$2,786	$2,015

Consideration paid in cash	$450	$100	$3,228	$-	$166
Consideration paid in shares	6,381	-	-	-	1,850
Future cash consideration	-	3,669	-	-	-
Other consideration	2,382	-	-	3,750	-
Contingent consideration	21,714	-	-	-	-

Total consideration	$30,927	$3,769	$3,228	$3,750	$2,016

Consideration paid in cash	$450	$100	$3,228	$-	$166
Less: Cash and cash equivalents acquired	(59)	(125)	-	-	(7)

Net cash outflow	$391	$(25)	$3,228	$-	$159

Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

(i) Tweed Grasslands (formerly rTrees)

On May 1, 2017, the Company purchased 100% of the issued and outstanding shares of rTrees Producers Inc. (“rTrees”), a late-stage ACMPR applicant based in Yorkton, Saskatchewan. On June 30, 2017, rTrees changed its name to Tweed Grasslands Cannabis Inc. (“Tweed Grasslands”).

The consideration for the transaction included 3,494,505 common shares issued to former shareholders of rTrees, of which 2,795,604 common shares were to be held in escrow and will be either released to the former shareholders of rTrees upon the satisfaction of certain specific license achievement, or released to the Company for cancellation. The 698,901 shares released on closing were recorded at an issue price of $9.13 per share for consideration of $6,381.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The shares being held in escrow were recorded as equity based contingent consideration. The achievement of milestones was assessed probabilities by management which were then discounted to present value in order to derive a fair value of the contingent consideration. In aggregate, the amount of contingent consideration is up to $25,524 with a fair value of $21,714 at the acquisition date. All the milestones were achieved in the year ended March 31, 2018 and the shares were released from escrow.

Other consideration included $1,079 of replacement options and $1,303 of replacement warrants. There was also an effective settlement of a note receivable of $450 for total consideration of $30,927.

(ii) Tweed JA

On September 6, 2017, the Company subscribed for 49% of the issued and outstanding shares of Grow House JA Limited (now operating as Tweed JA), for $3,769 payable in cash. Tweed JA is a Jamaican company that had received a provisional license to cultivate and sell medical cannabis. As of March 31, 2018, $2,000 of the subscription price has been advanced and the balance of the subscription price was advanced in fiscal year 2019.

Through the shareholder agreement, the Company has rights that allow it to direct the relevant activities of Tweed JA such that the Company has control, and Tweed JA is consolidated in these financial statements. The non-controlling interest recognized at the acquisition date was recorded at its proportionate share of the identifiable net assets.

(iii) Spectrum Denmark and acquisition of Odense operation

On September 20, 2017, the Company formed Spectrum Cannabis Denmark Aps (“Spectrum Denmark”) for the purpose of producing, cultivating and distributing medical cannabis products in Denmark. Spectrum Denmark will also seek to establish operations in other jurisdictions in Europe where federally lawful and regulated. At inception, the Company owned 62% of the issued shares of Spectrum Denmark and Danish Cannabis ApS (“Danish Cannabis”) owned the remaining 38% of shares.

Upon achievement of defined milestones, Danish Cannabis has a right to exchange its shares in Spectrum Denmark for a maximum of 1,906,214 common shares of the Company. On issuance, the shares are subject to either a three or six month restriction on trading. If after 4 years, the defined milestones are not met then the Company will be entitled to purchase any remaining interest of Danish Cannabis in Spectrum Denmark for up to $6,000. The shares are being provided in exchange for the services that the principals of Danish Cannabis are providing to Spectrum Denmark and are being accounted for as share-based compensation expense. The fair value on the grant date of September 20, 2017, of $18,805 was estimated by discounting the quoted price of the shares to reflect the restriction on trading using a put option pricing model. The Company is amortizing the expense over the estimated vesting period. For the year ended March 31, 2019, the Company recorded $9,895 (for the year ended March 31, 2018 - $7,206) in share-based compensation related to these shares.

On December 5, 2017, Spectrum Denmark purchased a 430,000 square foot operating greenhouse facility in Odense, Denmark (“Odense”) from a liquidator for cash consideration of $3,228. This transaction was accounted for as a business combination and generated a bargain purchase gain of $638 which is included in Other (expense) income. The Company completed its final assessment of the accounting for the acquisition of Odense in the year ended March 31, 2018.

(iv) Vert Mirabel

On December 18, 2017, the Company, Canopy Rivers and Les Serres Stephane Bertrand Inc. (“Bertrand”) formed a new company, Les Serres Vert Cannabis Inc. (“Vert Mirabel”). Bertrand was a large-scale greenhouse operator in Mirabel, Quebec. The Company owns 40.7%, Canopy Rivers 26% and Bertrand owns 33.3% of the common shares of Vert Mirabel. Vert Mirabel will lease from Bertrand its 700,000-square foot greenhouse which will be retrofitted for cannabis production. Vert Mirabel has an option to acquire the property for a term of ten years from the date Vert Mirabel receives its sales and cultivation license under ACMPR. The purchase price for acquiring the property is $20 million (this price will increase by 3% per year from the License Date with a minimum purchase price of $23 million if exercised within five years of signing this agreement).

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The Company has the option to purchase from Bertrand its interest in Vert Mirabel and Bertrand has the option to sell its interest in Vert Mirabel to the Company in exchange for shares in the Company equal to the fair value of their interest in Vert Mirabel on the date of exercise. The call and put options are exercisable only on specific dates – the 5th and 10th anniversary of receiving the sales license, the 5th anniversary of the date the property is acquired and such earlier date, as the parties may mutually agree. The put option gives rise to a liability for the Company (“Vert Mirabel Put Liability”) and is recorded in the consolidated statements of financial position in Other long-term liabilities and is subsequently measured at fair value with changes in fair value recorded in Net income (loss) in the year in which they arise. On the acquisition date the fair value of the Vert Mirabel Put Liability was estimated to be $3,750 using a discounted cash flow approach by estimating the expected future cash flows and applying a discount rate to arrive at the present value of the put option’s strike price. On March 31, 2019, the Vert Mirabel Put Liability was estimated to be $6,400 (March 31, 2018 - $4,850). For further information on valuation techniques and significant unobservable inputs used to estimate the fair value refer to Note 31.

Through its direct and indirect voting rights, the Company controls Vert Mirabel. The greenhouse operation transferred by Bertrand meets the definition of a business and will be accounted for as a business combination. The Vert Mirabel Put Liability represents the consideration paid by Canopy for acquiring control of this greenhouse operation. On this date Vert Mirabel had no identifiable assets or liabilities so the offset is to goodwill. The non-controlling interests recognized at acquisition date were recorded at their proportionate share of fair value. The difference between their proportionate share and the consideration paid of $964 was recorded in equity.

The Company has agreed to purchase from Vert Mirabel 100% of the cannabis produced for a fixed price during an initial term of two years and thereafter, for a price computed with reference to the market price and has also guaranteed a minimum level of income for Vert Mirabel under this agreement. The offtake agreement terminates upon acquisition of the property by Vert Mirabel. Upon termination of the offtake agreement, Vert Mirabel will agree to provide the Company with a right of first offer to the cannabis produced by Vert Mirabel. The Company completed its final assessment of the accounting for this acquisition in the year ended March 31, 2018.

Canopy Rivers had committed to contribute up to $15,000 in cash, in exchange for Class A Preferred Shares with cumulative preferred dividends at a rate of 18%. Of this amount, $750 was advanced on closing.

The Company will issue to Bertrand $2,750 of common stock in four equal tranches upon achievement of various milestones. These payments will be accounted for as share-based compensation expense. The fair value on the grant date of December 18, 2018, of $2,599 was estimated by discounting the value of the shares. The Company is amortizing the expense over the estimated vesting period.

(v) Other acquisitions

On August 28, 2017, the Company purchased 100% of the issued and outstanding shares of Spot Therapeutics Inc. (“Spot”), an ACMPR applicant based in Fredericton, New Brunswick. At closing, the Company issued 111,669 common shares to the shareholders of Spot which were recorded at an issue price of $8.90 per common share for consideration of $993. A second tranche payment which is estimated to be $907 will be satisfied by the issuance of additional common shares calculated using the VWAP for 20 days preceding satisfaction of tranche conditions. The payment is contingent on the performance of future services and the achievement of certain licensing and operational milestones. The second tranche payment will be treated as share-based compensation and the present value of $844 will be amortized rateably over the expected vesting period.

On January 24, 2018, the Company acquired certain assets, intellectual property, and assumed various lease contracts relating to Green Hemp Industries Ltd ("Green Hemp"), a veteran hemp farm operator based in Saskatchewan. The consideration for the transaction included 24,577 common shares issued to Green Hemp. The 24,577 shares released on closing were recorded at an issue price of $34.87 per share for consideration of $857. Other consideration included a cash payment of $166 for total consideration of $1,023. A second tranche payment of 24,577 shares is contingent on the performance of future services and the achievement of certain milestones. This tranche will be treated as share-based compensation and the expense of $857 will be amortized rateably over the expected vesting period.

The Company completed its final assessment of the accounting for these two acquisitions in the year ended March 31, 2018.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(d) Disposal of consolidated entity

Agripharm holds the lease and a Health Canada license for a facility at Creemore, Ontario. Prior to December 1, 2017, Agripharm was a wholly-owned subsidiary of the Company. On December 1, 2017, the Company’s interest in Agripharm was diluted from 100% to 40% under an arrangement whereby Green House Holdings North America Inc. and National Concessions Group Inc. granted exclusive royalty-free licenses in Canada to certain proprietary technology, trademarks, genetics, know-how and other intellectual property to Agripharm in exchange for shares of Agripharm. At the same time, Agripharm entered into an agreement to sublicense these licenses to the Company, as permitted under the arrangement.

Following this transaction, the Company no longer controls Agripharm and the Company derecognized the assets and liabilities of Agripharm from these consolidated financial statements at their carrying amounts. Goodwill of $2,259 was allocated to Agripharm on the basis of the relative values of Agripharm on the date control was lost and the Company as a whole. The derecognized assets and liabilities on November 30, 2017, were as follows:

Current assets	$2,043
Property, plant and equipment	6,962
Intangible assets	26,282
Goodwill	2,259
Accounts payable, accrued and other liabilities	(2,267)
Deferred tax liability	(5,699)

Net assets disposed	$29,580

Fair value of retained interest	38,400
Gain on disposal of consolidated entity	$8,820

The gain calculated on the derecognition of Agripharm’s assets and liabilities is the difference between the carrying amounts of the derecognized assets and liabilities of Agripharm and the fair value of consideration received, being the fair value of the Company’s retained interest in Agripharm. The fair value of this interest was estimated to be $38,400 which was determined using a discounted cash flow approach. The most significant inputs to the fair value measurement are the discount rate, expectations about future prices and capacity of the facility.

Through its ownership and other rights, the Company continues to have significant influence over Agripharm and will account for its retained interest in Agripharm using the equity method of accounting. Transaction costs of $311 have been included in the carrying value of the investment.

Contemporaneously with entering into the above agreement, Canopy Rivers committed to advance up to $20,000 to Agripharm under a repayable debenture and royalty agreement. Under the repayable debenture and royalty agreement, Canopy Rivers will receive a royalty for a term of 20 years. The repayable debenture and royalty interest is being accounted for as one instrument and is classified and measured at FVTPL. To date, $3,000 has been advanced under the royalty agreement and $9,000 under the repayable debenture.

As part of the consideration for entering into the repayable debenture and royalty agreement, Canopy Rivers also received a warrant to acquire 4% of Agripharm for $5,000.The fair value of the warrants was accounted for as a reduction of the $3,000 receivable under the royalty agreement, and the residual amount of $2,414 was allocated to the royalty receivable.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

28.	Related parties

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors, who control approximately 2% of the outstanding shares of the Company. Compensation provided to key management is as follows:

	March 31,	March 31,
	2019	2018

Short-term employee benefits	$5,137	$3,746
Share-based compensation	19,104	5,786

	$24,241	$9,532

Related party transactions

On November 16, 2018, the Company acquired two previously leased facilities from a company controlled by a former director of the Company for cash proceeds of $31,281, including $1,454 to repay the loan to the director’s company. The director resigned from the Company’s Board on November 1, 2018 following the previously discussed investment by CBI. The basis for the consideration paid was supported by independent appraisals of the properties. The Company continues to lease one Toronto facility from the director’s company. The Toronto facility leases had original expiration dates on October 15, 2018 and August 31, 2024 and the Edmonton facility lease was to expire on July 31, 2037. One of the Toronto facilities and the Edmonton facility were purchased on November 16, 2018. Included in the expenses for the year ended March 31, 2019 for rent and operating costs was $1,259 (for the year ended March 31, 2018 - $2,686).

The Company has entered into cannabis offtake agreements with certain of its equity method investees (Note 11) and entities in which it holds equity or other financial instruments (Note 12). These agreements are in the normal course of operations and will be measured at the exchange amounts agreed to by the parties.

29.	Commitments and contingencies
(a)

The Company leases production and retail space under operating leases which range in expiration from April 2019 to November 2046 and also has royalty, capital equipment and other commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

(b)	Future commitments, which include minimum lease payments, and capital and other purchase commitments due in each of the next five reporting years are as follows:

2020	$468,843
2021	28,448
2022	18,488
2023	18,023
2024	16,977
Thereafter	134,021

$684,800

30.	Segmented information

(a) Reportable segments

The Company operates in two segments. 1) Cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis and 2) Canopy Rivers, through which the Company provides growth capital and strategic support in the global cannabis sector, where federally lawful. Financial information for Canopy Rivers is included in Note 20.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(b) Entity-wide disclosures

All property, plant and equipment and intangible assets are located in Canada, except for $350,125 which is located outside of Canada at March 31, 2019 (March 31, 2018 - $6,242).

All revenues were principally generated in Canada during the year ended March 31, 2019, except for $27,865 related to exported medical cannabis and cannabis related merchandise generated outside of Canada (for the year ended March 31, 2018, revenues of $74,202 were generated within Canada and $3,746 was generated outside of Canada).

For the year ended March 31, 2019, two customers each represented more than 10% of the Company’s net revenue (for the year ended March 31, 2018 – none).

31.	Financial instruments and fair value disclosures

The Company’s activities expose it to a variety of financial risks, including market risk (i.e., foreign currency risk and interest rate risk), credit risk and liquidity risk

(a) Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. The Company faces market risk from the impact of changes in foreign currency exchange rates, changes in interest rates, and changes in market prices due to other factors including changes in equity prices. Financial instruments held by the Company that are subject to market risk include cash and cash equivalents and marketable securities, investments in other financial assets, and variable-rate debt.

(i)	Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by the Company will fluctuate because of changes in foreign currency rates. The Company has exposure to the U.S. dollar, Euro, Danish Krone, and certain other currencies through its investments in foreign operations. Consequently, fluctuations in the Canadian dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income.

The Company is mainly exposed to the U.S. dollar and a 10% increase or decrease in the U.S. dollar against the Canadian dollar on assets and liabilities would result in an decrease or increase of approximately $1,548 and $291,469 in net loss and comprehensive loss, respectively, for the year ended March 31, 2019. At March 31, 2019, the Company has not entered into any hedging agreements or purchased any financial instruments to hedge its foreign currency risk.

(ii)	Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in interest rates. The Company’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt. Fluctuations in interest rates could impact the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable rate debt, which consists of certain borrowings with a total principal value of $97,471 (March 31, 2018 - $nil).

The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at March 31, 2019, the Company’s short-term investments and marketable securities consist of $2,821,512 (March 31, 2018 - $65,395) in guaranteed investment certificates which have fixed rates of interest.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(iii)	Other market risk

The Company holds other financial assets and liabilities in the form of investments in shares, warrants, options and put liabilities that are measured at FVTPL and FVOCI. The Company is exposed to price risk on these financial assets, which is the risk of variability in fair value due to movements in equity or market prices. Information regarding the fair value of financial instrument assets and liabilities that are measured at fair value on a recurring basis, and the relationship between the unobservable inputs used in the valuation of these financial assets and their fair value is presented in part (d) of this Note.

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is exposed to credit-related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. The Company has limited risk due to the fact that the majority of recreational cannabis sales are transacted with Canadian provincial/territorial agencies, and the majority of medical cannabis and other sales are transacted with credit cards.

The carrying amount of cash and cash equivalents, marketable securities, short-term restricted investments and amounts receivable represents the maximum exposure to credit risk and at March 31, 2019, this amounted to $4,643,369 (2018 - $344,649). Since the inception of the Company, no losses have been suffered in relation to cash held by its banking institutions.

As at March 31, 2019, 89% of the Company’s accounts receivable are considered current (March 31, 2018 – 96%). The Company’s accounts receivable are primarily driven by sales to government agencies. At March 31, 2019, accounts receivable from government agencies accounted for 72% of trade accounts receivable (March 31, 2018 - 19%).

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. Liquidity risk is mitigated by the Company’s cash and cash equivalents and marketable securities balances, which were $2,480,830 and $2,034,133, respectively, at March 31, 2019 ($322,560 and $nil at March 31, 2018). The Company also ensures that it has access to public capital markets and during the year ended March 31, 2019, the Company completed several equity financings for gross cash proceeds of $5,072,500 (for the year ended March 31, 2018 - $470,670).

In addition to the commitments disclosed in Note 29, the Company is obligated to the following contractual maturities of undiscounted cash flows:

	Carrying	Contractual			Years 4
	amount	cash flows	Year 1	Years 2 -3	and onwards

Accounts payable and accrued liabilities	$226,533	$226,533	$226,533	$-	$-
Long-term debt	945,975	833,722	44,101	149,799	639,822

Total	$1,172,508	$1,060,255	$270,634	$149,799	$639,822

(d) Fair value of financial instrument assets and liabilities that are measured at fair value on a recurring basis

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether the price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Fair value measurements are classified using a fair value hierarchy that reflects the significance and transparency of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs, other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of significant level 2 financial instruments:

Financial asset / financial liability	Valuation techniques	Key inputs
TerrAscend warrants	Black-Scholes option pricing model	Quoted prices in active market
AusCann options	Black-Scholes option pricing model	Quoted prices in active market
Convertible senior note	Convertible note pricing model	Quoted prices in over-the-counter broker market

The following table summarizes the valuation techniques and significant unobservable inputs in the fair value measurement of significant level 3 financial instruments:

Financial asset / financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
TerrAscend exchangeable shares	Put option pricing model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
HydRx shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Agripharm repayable debenture	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future royalties	Increase in future royalties to be paid will result in an increase in fair value
SLANG warrants	Black-Scholes option pricing model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
BC Tweed and Vert Mirabel Put liabilities	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future wholesale price and production levels	Increase in future wholesale price and production levels will result in an increase in fair value

During the years ended March 31, 2019 and March 31, 2018, there were no transfers of amounts between levels.

(e) Fair value of financial instrument assets and liabilities that are not measured at fair value but fair value disclosures are required

The carrying values of cash and cash equivalents, marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

32.	Capital management

The Company’s primary capital management objective is to maintain sufficient capital base so as to maintain investor, creditor and customer confidence and to sustain the future development of the business. Management defines capital as the Company’s shareholders’ equity and debt. The Company currently has not paid any dividends to its shareholders.

As at March 31, 2019 total managed capital was comprised of shareholders’ equity and debt of $8,187,423 (March 31, 2018 - $1,251,660).

As described in Note 18(a)(i), on November 1, 2018 the Company issued shares and warrants to CBI for cash consideration of $5,072,500 to fund domestic and international expansion and emerging opportunities including research, production and distribution and sale of hemp as well as innovation investments.

The Company is subject to externally imposed restrictions related to covenants on its mortgage payable (refer to Note 16).

33.	Subsequent events

(a) Acquisition of C3

On May 2, 2019 the Company acquired 100% of the shares German based, Bionorica SE-founded C3 Cannabinoid Compound Company (“C3”) in an all cash-acquisition for $357,167. C3 is a Germany based biopharmaceutical company that researches, develops, manufacturers and commercializes synthetic and natural cannabis medical products. Products are sold through C3’s sales force to pharmacy and medical specialist networks.

(b) Acquisition of ThisWorks

On May 22, 2019 the Company acquired 100% of the shares of TWP UK Holdings Limited (“ThisWorks”) in an all-cash transaction for a purchase price of $73,800. This Works is a UK-based natural skincare and sleep solutions company. Products are sold through direct and third party ecommerce channels, in select UK and international retailers, and in specialty beauty stores.

(c) Proposed Acreage Transaction

On April 18, 2019 the Company entered into a definitive arrangement agreement with Acreage Holdings, Inc. (“Acreage”) that grants the Company the right to acquire 100 percent of the shares of Acreage (the “Right”), with a requirement to do so at such time as cannabis production and sale becomes federally permissible in the United States (the "Transaction"). Acreage is multi-state operator in U.S. cannabis. Completion of the arrangement is contingent on obtaining the requisite prior approval of the shareholders of each of Acreage and Canopy Growth, respectively (the “Shareholder Approval”), as well as the approval of the Supreme Court of British Columbia (the “Court Approval”). The shareholder approvals were obtained on June 19, 2019, with the court approval expected to promptly follow.

Under the terms of the arrangement agreement (the "Agreement"), Acreage Holders will receive an immediate aggregate total payment of US$300 million or approximately US$2.55 per Acreage Subordinate Voting Share (the “Up-Front Cash Premium”) based on the currently outstanding Subordinate Voting Shares of Acreage and conversion of certain convertible securities described below. In addition, upon the exercise of the Right, holders of subordinate voting shares of Acreage (the “Acreage Subordinate Voting Shares”) will receive 0.5818 of a common share of Canopy Growth (the “Canopy Shares”) for each Acreage Subordinate Voting Share held (the “Exchange Ratio”) at the time of closing of the Transaction. Assuming exercise of the Right, the total consideration payable pursuant to the Transaction was valued at approximately US$3.4 billion on a fully-diluted basis, on the Exchange Ratio, Up-Front Cash Premium and the 30-day volume weighted average price of Canopy Shares as at April 18, 2019 when definitive arrangement agreement was announced.

Canopy Growth Corporation

Notes to the consolidated financial statements

for the YearS ended MARCH 31, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

On closing of the Up-Front Cash Premium, the Companies will also execute a royalty free licensing agreement granting Acreage access to Canopy Growth’s brands such as Tweed and Tokyo Smoke, along with other intellectual property.

Due to the scope of the proposed transaction, Canopy Growth and CBI have agreed to amend the terms of certain of the warrants held by CBI that are described in Note 18. The amendments will be effective on completion of the plan of arrangement and include:

•	Extension of the term of the New Warrants to November 1, 2023 and the term of the Final Warrants to November 1, 2026.
•	The Final Warrants are also replaced by two tranches of warrants with different exercise prices (38.5 million “Tranche B Warrants” and 12.8 million “Tranche C Warrants”):
•	Tranche B Warrants allow CBI to acquire 38.5 million shares of Canopy for a fixed price of $76.68 per share.
•	Tranche C Warrants allow CBI to acquire 12.8 million shares of Canopy at a price equal to the 5-day volume weighted average price immediately prior to exercise.
•

In connection with the Tranche B Warrants and Tranche C Warrants, Canopy will provide CBI with a credit of up to $1,583,000 on the aggregate exercise price of Tranche B Warrants and Tranche C Warrants in the event that Canopy does not repurchase the lesser of (i) 27,378,866 common shares (being 25% of the common shares issuable pursuant to the Acreage Transaction), and (ii) common shares with a value of $1,583,000 (being 25% of the implied enterprise value of Acreage as of April 18, 2018, based on the Acreage exchange ratio), during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBI exercises all of the New Warrants.

•

CBI would be permitted to purchase up to 20 million Canopy shares in the open market prior to the warrants being exercised or terminated, provided that for each share purchased by CBI, the number of Tranche B warrants is decreased by one.

Upon approval of certain modifications to the investor rights agreement with CBI, as well as the terms of existing warrants held by CBI, the Company will record a material, non-cash charge during the first quarter of fiscal year 2020.

(d) Repayment of ATB financing

On June 14, 2019, the Company repaid its ATB term loan facility. A payment of $95,180 was made to settle the loan balance which includes an interest payment of $180.

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